Exhibit 10.11

EXECUTION VERSION

Certain information has been omitted from the exhibit because it is both (i) not material and (ii) of the type that the registrant customarily and actually treats as private or confidential. The omissions have been indicated by (“[***]”).

Dated  14  October 2022

BHP BILLITON (UK) DDS LIMITED

  and

  KABANGA NICKEL LIMITED

  and

LIFEZONE LIMITED

INVESTMENT OPTION AGREEMENT

  relating to the Kabanga Nickel Project

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

Ref L-315321 (DTRdGC)

Table of Contents

Contents		Page

1	Interpretation	1
2	Option	16
3	Valuation	17
4	Option exercise	20
5	Conditions precedent	22
6	Pre-Closing	28
7	Closing and other matters	37
8	Warranties	38
9	Confidentiality	43
10	Duration and termination	44
11	Deed of Adherence	44
12	Other provisions	45
Schedule 1 Expert Valuation Principles		53
Schedule 2 Expert Process		57
Schedule 3 Closing Obligations		62
Schedule 4 Conduct of Business		64
Schedule 5 Deed of Adherence		67
Schedule 6 Agreed Form Shareholders’ Agreement		69
Schedule 7 Agreed Form Articles		70
Schedule 8 Off-Take Minimum Requirements		71

i

This Deed (the “Agreement”) is made on 14 October 2022 between:

(1)	BHP BILLITON (UK) DDS LIMITED, a company incorporated in England and Wales (with registered no. 09882802) whose registered office is at Nova South, 160 Victoria Street, London SW1E 5LB, United Kingdom (the “Optionholder”);

(2)	KABANGA NICKEL LIMITED, a company incorporated in England and Wales (with registered no. 11815983) whose registered office is at 22 Chancery Lane, London WC2A 1LS, United Kingdom (the “Company”); and

(3)	LIFEZONE LIMITED, a company incorporated in the Isle of Man (with registered no. 019369V) whose administrative office is at Commerce House, 1 Bowring Road, Ramsey IM8 2LQ, Isle of Man (“Lifezone”),

each a “party” and together, the “parties”. References to a “party” and “parties” in this Agreement shall include any other person who may, from time to time, adhere to the terms of this Agreement pursuant to a Deed of Adherence in accordance with the terms of this Agreement.

Whereas:

(A)	As at the date of this Agreement, the Company owns 4,200 Tembo Class A Shares in the share capital of Tembo, whose current business comprises mining operations in respect of the Kabanga Nickel Deposit at Kabanga in Ngara District, Kagera Region, United Republic of Tanzania, including the future extraction and on-site concentration of minerals (the “Mining Business”) and mineral concentrate refining and processing operations to be conducted at a processing facility in Tanzania (the “Refining Business” and together with the Mining Business, the “Project”).

(B)	The Company has agreed to grant the Optionholder an option to subscribe for Option Shares on the terms, and subject to the conditions, of this Agreement.

(C)	Each of the parties has agreed to assume the obligations imposed on it under this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Act” means the United Kingdom Companies Act 2006;

“Affiliates” means, in relation to any person, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such parent undertaking;

“Agreed Form Articles” means the Articles in the Agreed Terms, a copy of which is set forth in Schedule 7 (Agreed Form Articles);

“Agreed Form Shareholders’ Agreement” means the Shareholders’ Agreement in the Agreed Terms, a copy of which is set forth in Schedule 6 (Agreed Form Shareholders’ Agreement);

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Company and the Optionholder, with such alterations as may be agreed in writing between the Company and the Optionholder (from time to time);

“Anti-Corruption Laws” means: (i) for all parties, the Law relating to combating bribery and corruption of Tanzania, the Foreign Corrupt Practices Act of the United States of America, the UK Bribery Act 2010, the Criminal Code Act 1995 (Cth) of Australia and/or the principles of the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (ii) for each of the parties, the Law relating to combating bribery and corruption in the countries of each such party’s place of incorporation, principal place of business and/or place of registration as an issuer of securities, and/or in the countries of each such party’s ultimate parent company’s place of incorporation, principal place of business and/or place of registration as an issuer of securities;

“Appointing Parties” and “Appointing Party” shall have the meanings given in paragraph 1.1 of Schedule 2 (Expert Process);

“Articles” means the articles of association of the Company (from time to time);

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in the United Kingdom;

“Cash Balances” means cash or cash equivalents at bank and/or hand, including any cheques received and paid (or forecast by the relevant Expert to be received and paid on or before the Valuation Date) into any bank account of any Group Company which have cleared (or have been forecast by the relevant Expert to be cleared after the Valuation Date), but excluding amounts paid by any Group Company which are to be cleared (or are forecast by the relevant Expert to be cleared) through the bank accounts of any Group Company after the Valuation Date;

“Closing” means the completion of the issue and allotment of the Option Shares pursuant to Clause 7.2;

“Closing Date” means the date on which Closing takes place;

“Closing Notice” shall have the meaning given in Clause 6.9.1;

“Company Permitted Conditions” shall have the meaning given in Clause 5.5.1;

“Compliance Confirmations” means the confirmations given from time to time by each of [***] and [***] to the Company in accordance with the requirements of this Agreement and/or the T1B Agreement in the Agreed Terms, and “Compliance Confirmation” means any one of them;

“Conditions” means, in respect of any Option Exercise Notice, any Valuation Notice Permitted Conditions and (to the extent not previously obtained and remaining in full force and effect at all times prior to Closing) any FCC Condition, Mining Commission Condition and/or Section 56 Condition;

“Conduct of Business Matters” shall have the meaning given in Clause 6.1.2;

“Deed of Adherence” means a deed of adherence to this Agreement in substantially the form set out in Schedule 5 (Deed of Adherence) or in such other form as may be agreed in writing between the Optionholder and the Company;

“DeSPAC Transaction” shall have the meaning given to such term in the T1B Agreement;

“DFS” means a final form version of a study as to the feasibility of the Project and the Technology prepared in accordance with the guidelines for mining feasibility studies published by the Australian Institute of Mining and Metallurgy (Cost Estimation Handbook, Second Edition, Monograph 27, 2012) including for front end loading (FEL3), and having an expected accuracy range of capital cost of not more than plus (or minus) [***] and an expected estimate contingency range of not more than [***], deliverables in respect of which shall include: (i) marketing; (ii) resource characterisation; (iii) mining; (iv) processing (concentrator/refinery); (v) infrastructure, transport and logistics; (vi) scope (including early works and pre-sanction funding); (vii) study and project management; (viii) engineering; (ix) quality management; (x) contracting and procurement; (xi) construction; (xii) commissioning; (xiii) operations; (xiv) project services; (xv) project human resources/resettlement; (xvi) risk; (xvii) investment evaluation; (xviii) health, safety and environment; (xix) community; (xx) legal and compliance/government; and (xxi) technology;

“DFS Disagreement Notice” shall have the meaning given in Clause 3.7.2;

“DFS Effective Delivery Date” means the date on which the Proposed DFS received by the Optionholder from the Company is agreed or deemed (or otherwise determined by the DFS Expert) to be final for the purposes of this Agreement in accordance with Clause 3.7;

“DFS Expert” means the Chief Executive Officer of The Australasian Institute of Mining and Metallurgy (or any other person within The Australasian Institute of Mining and Metallurgy nominated by such Chief Executive Officer) or, in the event that any such person is unable or unwilling to act, then such other person as the Optionholder and the Company may agree in writing (each acting reasonably and in good faith);

“DFS Requirements” shall have the meaning given in Clause 3.7.2;

“Diluted” means, in respect of any number of Shares or Tembo Shares, the total number of voting and economic equity rights in the Company or Tembo (as the case may be) taking into account the dilutive effect of any:

(i)	Shares (in respect of the Company) and Tembo Shares (in respect of Tembo) (or any other equity share capital of any member of the Group from time to time); or

(ii)	awards, grants, options, instruments, agreements, arrangements (or similar) capable of vesting, exercise, conversion (or similar) into, or exchange (or similar) for, Shares, Tembo Shares or any other equity share capital of any member of the Group from time to time, whether or not vested, exercised, converted, exchanged (or similar) for Shares, Tembo Shares (or any other equity share capital of any member of the Group from time to time);

“Diluted Share Count” means the total number of Shares on a Diluted basis as at the Valuation Finalisation Date;

“Dispose”, “Disposing” and “Disposal” (or similar expressions) mean:

(i)	creating or permitting to subsist any Encumbrance over any legal or beneficial interest;

(ii)	selling, assigning, transferring or otherwise disposing of, or granting an option over, any legal or beneficial interest;

(iii)	creating any trust or conferring any interest in any legal or beneficial interest;

(iv)	entering into any agreement, arrangement or understanding (whether formal or informal) that transfers, in whole or in part, any of the consequences of ownership of any legal or beneficial interest (or that relates to votes or the right to receive dividends);

(v)	any assignment of rights, transfer by novation or other disposal of rights or obligations;

(vi)	any agreement to do any of the above; and

(vii)	the transmission of securities by operation of Law;

“Encumbrance” means any claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing, save as expressly provided for in the Agreed Form Shareholders’ Agreement and Agreed Form Articles;

“Existing Optionholder Shares” means the number of Shares held by the Optionholder as at the date of the Closing Notice;

“Experts” means, in respect of any Valuation Process and/or determination of the JFM Discount Rate, three (3) Permitted Experts that are independent in respect of the relevant Valuation Process and/or determination of the JFM Discount Rate, and appointed pursuant to, and otherwise in accordance with, Schedule 2 (Expert Process) to this Agreement, and “Expert” means any one of them;

“Expiry Date” means, in respect of any Valuation Process, the Valuation Cut-Off Date, provided that, if the Optionholder has delivered an Option Exercise Notice on or prior to the Valuation Cut-Off Date in respect of such Valuation Process, then the “Expiry Date” (including for the purposes of the definition of the “Option Term” contained in this Agreement) shall be automatically extended to the earlier of:

(i)	Closing; and

(ii)	the date on which the Option Exercise Notice has lapsed in accordance with Clause 4.4;

“FCC” means the Tanzanian Fair Competition Commission, a public institution in Tanzania established by virtue of section 62(1) of the Fair Competition Act, No.8 of 2003;

“FCC Approval” means the unconditional or conditional (provided such conditions are satisfactory to the Optionholder) approval by the FCC of any Transaction through the provision of a merger clearance certificate in respect of any FCC Merger Filing;

“FCC Condition” means the receipt by the Optionholder and the Company of the FCC Approval;

“FCC Merger Filing” means any filing to be made to the FCC by the Optionholder and the Company seeking the FCC’s approval for the Optionholder to be issued with the Option Shares pursuant to any Transaction (which filing may, for the avoidance of doubt, be combined with any filing to the FCC in connection with the transactions contemplated by the T1B Agreement, if and to the extent accepted by the FCC);

“Framework Agreement” means the framework agreement in respect of the Project entered into between the Company and The Government of the United Republic of Tanzania (represented by the Ministry of Minerals) on 19 January 2021 (as amended, supplemented, modified, restated or novated from time to time);

“Governmental Authorities” means any competition, antitrust, anti-corruption, sanctions, anti-money laundering, counter-terrorism financing, foreign investment, national, supranational or supervisory or other government, governmental (whether trade, administrative, statutory or regulatory) bodies, agencies, commissions or authorities or any courts, tribunals, arbitral or judicial bodies, including any Tax Authorities and any governmental department, and “Governmental Authority” means any of them;

“Government Arrangements” means all agreements or other arrangements with, and licences issued by, the Government of Tanzania and/or other Governmental Authorities, and “Government Arrangement” means any of them, including (but not limited to) the Special Mining Licence, the Prospecting Licences, the Framework Agreement and the Joint Financial Model;

“Group” means the Group Companies, taken as a whole;

“Group Companies” means the Company and its subsidiaries and subsidiary undertakings from time to time, and “Group Company” means any one of them;

“Indebtedness” means, in relation to any person, any borrowing, financing liability, unpaid cost or expense owing to any person, or obligation for the payment or repayment of money, including under or in connection with any royalty, streaming agreement, loan, financial instrument (including a derivative), finance lease or other arrangement of any kind having a similar effect, but excluding trading credit from suppliers arising in the ordinary course of business;

“Individual Loans” means the Loan Agreements (as defined in the Individual Loan Novation Deed), and “Individual Loan” means any one of them;

“Individual Loan Novation Deed” means the deed of novation between the Company, Lifezone, Chris Showalter, Anthony von Christierson, [***] and Michael Adams dated 12 November 2020 (as amended, supplemented, modified, restated or novated from time to time);

“Intellectual Property Rights” means trade marks, service marks, rights in trade names, business names, logos or get-up, patents, rights in inventions, registered and unregistered design rights, copyrights, database rights, rights in domain names and URLs, and all other similar rights in any part of the world (including in know-how), including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Investor” means Lifezone or any other person who undertakes to perform the obligations of an Investor under a Deed of Adherence in accordance with the terms of this Agreement;

“Investor’s Group” means, in relation to an Investor, any:

(i)	Affiliate of such Investor, or any fund managed and/or advised by any adviser or manager of such Investor and/or any of its Affiliates or any investor in or director, employee or partner of any of them;

(ii)	general partner, limited partner, trustee, nominee, operator, arranger or manager of, or investment adviser to, that Investor or of or to any Affiliate of such Investor, or of or to any fund managed and/or advised by any investment adviser or manager of such Investor and/or any of its Affiliates;

(iii)	scheme under which certain officers, employees or partners of such Investor, or of any of its investment advisers or managers, or of any Affiliates of such investment advisers or managers, are entitled (as individuals or through a body corporate or any other vehicle) to acquire shares in companies in which the Investor also invests, or any person holding shares or other interests under such a scheme or entitled to the benefits of shares or other interests under such a scheme; and

(iv)	person or entity for whom an Investor holds Shares as trustee or nominee or in any other capacity whatsoever;

“Investor’s Group’s Representatives” means the Investor, each member of the Investor’s Group and their respective officers, directors and employees, and their respective consultants and professional advisers appointed in connection with the Transaction, and “Investor’s Group’s Representative” means any one of them;

“ITA” means the United Republic of Tanzania’s Income Tax Act, Cap 332 (as amended from time to time, including (without limitation) pursuant to the Finance Act, No. 5 of 2022 as amended from time to time);

“JFM Agreement Date” means the date on which the Joint Financial Model is agreed in writing between the Company and the Optionholder, provided that if the Company and the Optionholder have agreed in writing the Joint Financial Model (other than the JFM Discount Rate), then such date shall be deemed to refer to the date on which the JFM Discount Rate is agreed in writing between the Company and the Optionholder (or otherwise notified to the Company and the Optionholder by the Experts pursuant to Clause 3.8 and Schedule 2 (Expert Process) of this Agreement);

“JFM Discount Rate” shall have the meaning given in Clause 3.8.1;

“JFM Discount Rate Process” shall have the meaning given in Clause 3.8.2;

“JFM Finalisation Date” means the date on which the Joint Financial Model (including the JFM Discount Rate) is agreed in writing between the Company, the Optionholder and the Government of Tanzania (or other applicable Governmental Authority);

“Joint Expert” shall have the meaning given in paragraph 1.5 of Schedule 2 (Expert Process) of this Agreement;

“Joint Financial Model” means the joint financial model to be agreed between the Company and the Optionholder and subsequently with the Government of Tanzania (or other applicable Governmental Authority) in respect of the Project following the date of this Agreement, and provided further that if such joint financial model has not been so agreed with the Government of Tanzania (or other applicable Governmental Authority) prior to the date on which the Experts are required to make their determination of the NAV Amount, then the “Joint Financial Model” shall be deemed to refer to the most recent version of the joint financial model that the Company and the Optionholder have agreed in writing (including any JFM Discount Rate agreed or otherwise determined in accordance with the terms of this Agreement);

“JORC Code” means The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (as amended from time to time);

“Law” means all applicable legislation, statutes, directives, regulations, ordinances, decisions, licences, permits, consents, decrees, notices, instructions, policies, orders, judgments, decisions, by-laws and other applicable legislative measures or decisions, treaties, conventions and other agreements between states, or between states and supranational bodies and rules of common or civil law, in each case, having the force of law and having effect in any jurisdiction;

“Lifezone Holdings” means Lifezone Holdings Limited, a company incorporated under the laws of the Isle of Man with registered number 019856V and whose registered office is at Commerce House, 1 Bowring Road, Ramsey IM8 2LQ, Isle of Man;

“LME” means the London Metal Exchange;

“LME Price” means, in respect of any Reference Metal contained in any Reference Consensus Price Strip, the relevant Reference Bank’s forecast of the LME’s published official cash bid price for such Reference Metal for the relevant period concerned;

“Material Adverse Effect” means, in respect of any Option Exercise Notice, any event or circumstance (or series of related events or circumstances arising from substantially similar facts) occurring following the date of the Option Exercise Notice (and prior to Closing) that results, or would be reasonably likely to result, in a material adverse effect on the value of the Project and/or the Shares;

“Mine Plan” means the schedule of mineral ore to be mined and treated, in the quality, volume, origin and processing schedule specified in the Joint Financial Model, provided that if a study as to the feasibility of the Project and the Technology has been prepared (whether in draft or final form), then such schedule shall be taken from the most recent form of such relevant feasibility study as approved by the PSC rather than the Joint Financial Model;

“Mining Business” shall have the meaning given in Recital (A);

“Mining Commission” means the Mining Commission of the United Republic of Tanzania;

“Mining Commission Approval” means the unconditional or conditional (provided such conditions are satisfactory to the Optionholder) approval by the Mining Commission in respect of the change of control in Tembo resulting from the Optionholder being issued with the Option Shares pursuant to this Agreement, through the provision of a written consent in respect of such change of control;

“Mining Commission Approval Request” means the written request to be submitted to the Mining Commission (or other applicable Governmental Authority as may be required) by Tembo in respect of the Mining Commission Approval;

“Mining Commission Condition” means the receipt by Tembo of the Mining Commission Approval;

“NAV Amount” means, in respect of any Valuation Process, a net asset value (also known as equity value), which shall be calculated based on enterprise value less Relevant Indebtedness plus Cash Balances as determined by such Expert in accordance with this Agreement (including, without limitation, the Valuation Principles);

“Notice” shall have the meaning given in Clause 12.7.1;

“Off-Take Agreements” means off-take agreements in respect of nickel, cobalt and copper production from the Refining Business and derived from mineral deposits of the Mining Business, and “Off-Take Agreement” means any one of them;

“Off-Take Minimum Requirements” means certain minimum requirements for any Permitted Off-Take Transaction contained in Schedule 8 (Off-Take Minimum Requirements);

“Option” shall have the meaning given in Clause 2.1;

“Option Exercise Notice” shall have the meaning given in Clause 4.1.1;

“Optionholder Permitted Conditions” shall have the meaning given in Clause 3.2.3;

“Optionholder’s Group” means the Optionholder and the subsidiaries and subsidiary undertakings of each of BHP Group plc and BHP Group Limited from time to time and including, following Closing, the Group;

“Optionholder’s Group’s Representatives” means the Optionholder, each member of the Optionholder’s Group and their respective officers, directors and employees, and their respective consultants and professional advisers appointed in connection with the Transaction, and “Optionholder’s Group’s Representative” means any one of them;

“Optionholder’s Lawyers” means Linklaters LLP of One Silk Street, London EC2Y 8HQ, United Kingdom or such other law firm as the Optionholder may notify in writing to the Company at least five (5) Business Days prior to the Relevant Date;

“Option Notice Date” shall have the meaning given in Clause 4.1.1;

“Option Shares” means the required number of Shares (rounded up to the nearest whole Share) that, in aggregate with the Existing Optionholder Shares (if any), would result in the Optionholder indirectly owning fifty-one per cent. (51%) of the total voting and economic equity rights in Tembo on a fully Diluted basis as at Closing, that as at the date of this Agreement is equal to owning sixty point seventy-one per cent. (60.71%) of the total voting and economic equity rights in the Company on a fully Diluted basis (or such other number of Shares (rounded up to the nearest whole Share) that the parties may agree in writing);

“Option Start Date” means the later of:

(i)	the DFS Effective Delivery Date; and

(ii)	the JFM Agreement Date;

“Option Term” means the period commencing at midnight (00:00 hours London time) on the Option Start Date (or such earlier date as the parties may agree in writing) and ending immediately before midnight (23:59 hours London time) on the date falling thirty (30) calendar days after the Option Trigger Countdown Date, provided that, in circumstances where a Valuation Notice is served by the Optionholder prior to the time falling immediately before midnight (23:59 hours London time) on the date falling thirty (30) calendar days after the Option Trigger Countdown Date, then the “Option Term” shall end immediately before midnight (23:59 hours London time) on the Expiry Date;

“Option Trigger Countdown Date” means the later of:

(i)	the DFS Effective Delivery Date; and

(ii)	the JFM Finalisation Date;

“Permitted Condition” means, in respect of the Optionholder or the Company, a bona fide consent or clearance (other than the FCC Condition, the Mining Commission Condition, the Section 56 Condition or any consent or clearance required in accordance with the Government Arrangements that arises as a result of a breach by any party of the terms of this Agreement) necessary from any Governmental Authority to enable the relevant party to be able to complete any Transaction in accordance with the Government Arrangements and/or applicable Law;

“Permitted Experts” means any of the following valuation experts (or their Affiliates):

(i)	PricewaterhouseCoopers;

(ii)	Ernst & Young;

(iii)	KPMG;

(iv)	Deloitte;

(v)	BDO;

(vi)	Grant Thornton;

(vii)	Grant Samuel (Australia);

(viii)	Lonergan Edwards & Associates;

(ix)	Bank of America Merrill Lynch;

(x)	Goldman Sachs;

(xi)	UBS Group;

(xii)	JPMorgan Chase & Co;

(xiii)	Credit Suisse First Boston;

(xiv)	Morgan Stanley; and

(xv)	in the event that less than three (3) of the foregoing valuation experts (or their Affiliates) are able or willing to conduct a valuation and determine a NAV Amount in accordance with the Valuation Principles and otherwise in accordance with this Agreement, then such other firm (or firms) as the Appointing Parties may agree in writing (each acting reasonably and in good faith), and, provided further that: (i) unless otherwise agreed in writing by the Appointing Parties, the Joint Expert appointed by the Appointing Parties (or the ICC International Centre for ADR in accordance with the ICC Rules for the Appointment of Experts and Neutrals) shall be a firm of chartered accountants selected from the above-mentioned list of valuation experts; and (ii) in the case of any valuation expert (or its Affiliate) that is not a firm of chartered accountants, the Valuation Process to be carried out by such valuation expert shall be the same in all material respects as the Valuation Process that would be carried out by a valuation expert that is a firm of chartered accountants (and, in any event, at least to the standard required for the preparation of a fairness opinion under the internal governance procedures and committee approval requirements of any such valuation expert (or its Affiliate) that is not an accountancy firm);

“Permitted Off-Take Transaction” shall have the meaning given in Clause 6.11.2;

“Project” shall have the meaning given in Recital (A);

“Proposed DFS” shall have the meaning given in Clause 3.7.1;

“Prospecting Licences” shall have the meaning given to such term in the T1B Agreement;

“PSC” means the project steering committee in respect of the Project constituted by the Company pursuant to the T1A Loan Agreement (as amended and/or reconstituted from time to time);

“Reference Banks” means the following investment banks and/or research houses (or their Affiliates):

(i)	Goldman Sachs;

(ii)	JP Morgan;

(iii)	Citibank;

(iv)	Bank of Montreal;

(v)	UBS;

(vi)	Bank of America Merrill Lynch ;

(vii)	Deutsche Bank;

(viii)	Credit Suisse; and

(ix)	Royal Bank of Canada;

“Reference Consensus Price Strip” means, in respect of a Reference Bank, the broker consensus price strip (expressed in nominal terms) for the LME Price for the Reference Metal most recently published by such Reference Bank prior to the date on which an Expert notifies the parties of its determination of the valuation and related NAV Amount;

“Reference Logistics Firm” means someone sufficiently knowledgeable and skilled to opine on such relevant adjustments contemplated in the Valuation Principles to be selected by the joint agreement in writing of the Appointing Parties within ten (10) Business Days of the date of delivery of a Valuation Notice (or, failing such agreement within the required timeframe, to be appointed by the Joint Expert);

“Reference Metals” means:

(i)	nickel (Ni);

(ii)	copper (Cu); and

(iii)	cobalt (Co),

and “Reference Metal” means any one of them;

“Reference Trader” means an independent downstream user or trading house who uses or trades in the Reference Metals or someone sufficiently knowledgeable and skilled to opine on such adjustments contemplated in the Valuation Principles to be selected by the joint agreement in writing of the Appointing Parties within ten (10) Business Days of the date of delivery of a Valuation Notice (or, failing such agreement within the required timeframe, to be appointed by the Joint Expert);

“Refining Business” shall have the meaning given in Recital (A);

“Relevant Date” means, in respect of the Transaction:

(i)	(if all of the Conditions for the Transaction are satisfied or waived in accordance with this Agreement on or prior to the Option Notice Date (and, where relevant, remain so satisfied at all times between the Option Notice Date and Closing)) the first Business Day of the calendar month following the calendar month in which the Option Notice Date occurs, provided that, if the Option Notice Date occurs within five (5) Business Days of a calendar month end, then such date shall be extended to the first Business Day of the second calendar month following the calendar month in which the Option Notice Date occurs; or

(ii)	(if all of the Conditions for the Transaction are not satisfied or waived in accordance with this Agreement on or prior to the Option Notice Date (or, where relevant, do not remain so satisfied at all times between the Option Notice Date and Closing)), the first Business Day of the calendar month following the calendar month in which the satisfaction or waiver of the final Condition occurs, provided that, if the satisfaction or waiver of the final Condition occurs within five (5) Business Days of a calendar month end, then such date shall be extended to the first Business Day of the second calendar month following the calendar month in which the satisfaction or waiver of the final Condition occurs;

“Relevant Indebtedness” means all outstanding Indebtedness owed (or forecast by the relevant Expert to be owed for the period ending on the Valuation Date) by any member of the Group to (i) any third party or (ii) any member of such Investor’s Group that is not a wholly owned direct or indirect subsidiary of the Company;

“Relevant Warranty Claims” means claims for breach of the Warranties contained in Clause 8.3.2 of this Agreement, and “Relevant Warranty Claim” means any of them;

“Sanctioned Party” means: (i) any person, entity or government that is designated for export controls or sanctions restrictions under any Sanctions Laws, including, but not limited to, those designated on an affirmative list of sanctions targets such as the U.S. List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Entity List, Denied Persons List, Debarred List, Australia’s Consolidated List, the UK Consolidated List and the EU Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions; (ii) a government agency of, an entity owned or controlled by the government of, or entity incorporated under the laws of or a resident of a country or territory against which comprehensive sanctions are imposed, administered or enforced from time to time, including, as of the date of this Agreement, Iran, Cuba, Syria, North Korea and the regions of Crimea, the Donetsk People’s Republic and the Luhansk People’s Republic in Ukraine; or (iii) any entity fifty per cent. (50%) or more owned or any entity which is controlled, directly or indirectly, by one or more of the persons or entities in paragraph (i) or (ii) of this definition;

“Sanctions Laws” means any sanctions, export control or import laws, or other regulations, orders, directives, designations, licences or decisions relating to the trade of goods, technology, software and services which are imposed, administered or enforced from time to time by Australia, the United States, the United Kingdom, the EU, EU Member States, Switzerland, the United Nations or United Nations Security Council and also includes U.S. anti-boycott laws and regulations;

“Section 56 Condition” means the receipt by the Optionholder and Tembo of the Section 56 Waiver;

“Section 56 Waiver” means relief from the Government of Tanzania in respect of section 56 of the ITA, pursuant to which a legally binding exemption notice is published in the Government of Tanzania Gazette (or a change in Law is effected) by the Government of Tanzania, or where the relevant Tax Authorities issue appropriate clarification (either by way of a practice note or binding ruling (under sections 9 or 11 respectively of the Tax Administration Act 2015)) in order to either remove any Tax liability of the Group that may arise under, or confirm the non-application of, section 56 of the ITA in relation to any direct or indirect investments in, and deemed disposals of, part or all of the Project until such time as the Project commences production (including, for the avoidance of doubt, in respect of the exercise of the Option and completion of the Transaction contemplated under this Agreement) or such other form of waiver, decree, judgment, order or agreement as may be agreed by each of the Optionholder and the Company in writing;

“Separation” means a restructuring and effective ringfencing of the Project such that the Refining Business and the Mining Business are legally and operationally separated to the fullest extent permitted under applicable Law so as to be standalone businesses, which shall include (but shall not be limited to) each of the Refining Business and the Mining Business:

(i)	being able to develop, finance, execute and otherwise carry on their respective business operations and activities independently of one another with the minimum amount and/or degree of cross-business dependencies, inter-business services or arrangements, and/or shared (or centralised) assets, liabilities, costs and/or expenditures;

(ii)	being organised and managed as standalone businesses capable of being operated as single legal, organisational and economic undertakings; and

(iii)	having separated standalone financial reporting, costs, assets, liabilities (Indebtedness or otherwise), personnel and third-party arrangements and/or agreements;

“Shareholders’ Agreement” means the shareholders’ agreement of the Company (from time to time);

“Shares” means ordinary shares of £0.0001 each in the share capital of the Company (from time to time);

“Special Mining Licence” means the Special Mining Licence no. 651/2021 issued by the Mining Commission on 25 October 2021 to Tembo in respect of the Kabanga area in the Ngara District of the United Republic of Tanzania (as amended, supplemented, modified, restated or novated from time to time);

“Subsoil Data” means geological exploration data in relation to the Project (including exploration databases in relation to that exploration data) and any Intellectual Property Rights associated therewith;

“Surviving Clauses” means this definition, Clauses 1 (Interpretation), 7.8 (Post-Closing Funding of Tembo), 9 (Confidentiality) and 12.3 (Whole agreement) to 12.15 (Governing law and dispute resolution), and “Surviving Clause” means any one of them;

“T1A Agreed Budget” means the budget in the Agreed Terms between the Company and the Optionholder, a copy of which is set forth in an annexure to the T1A Loan Agreement;

“T1A Loan Agreement” means the US$40,000,000 loan agreement between the Company (as borrower) and the Optionholder (as lender) dated 24 December 2021 (as amended from time to time);

“T1A Shareholders’ Agreement” means the Shareholders’ Agreement in the Agreed Terms entered into in accordance with the provisions of the T1A Loan Agreement on the Conversion Date (as such term is defined in the T1A Loan Agreement);

“T1B Agreed Budget” means the budget in the Agreed Terms between the Company and the Optionholder, a copy of which is set forth in an annexure to the T1B Agreement;

“T1B Agreement” means the equity subscription agreement between the Company (as issuer) and the Optionholder (as subscriber) dated on or around the date of this Agreement;

“Taxation” or “Tax” means all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, in each case in the nature of tax, whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments to a Tax Authority on account of Tax, whenever and wherever imposed and whether chargeable directly or primarily against or attributable directly or primarily to any person and all penalties and interest relating thereto;

“Tax Authorities” means any taxing or other authorities competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation, and “Tax Authority” means any of them;

“Technology” shall have the meaning given to such term in the Technology Agreement(s);

“Technology Agreement(s)” means the development, licensing and services agreement(s) entered into between the Company and Lifezone on or about the date hereof regarding Lifezone’s hydrometallurgical beneficiation process for mineral ore derived from the Mining Business and shall be deemed to include any standalone services agreement in the Agreed Terms entered by the Investor and any member of the Group in order to separate the services provided by the Investor relating to the Technology from other rights and obligations of the relevant parties thereto pursuant thereto;

“Tembo” means Tembo Nickel Corporation Limited, a company incorporated under the laws of the United Republic of Tanzania (with registered no. 149494871) whose registered office is at 11th Floor, Golden Jubilee Tower, Ohio Street, Dar es Salaam, United Republic of Tanzania;

“Tembo Class A Shares” means Class A ordinary shares of TZS1,000 each in the share capital of the Company (from time to time);

“Tembo Class B Shares” means Class B undilutable shares of TZS1,000 each in the share capital of the Company (from time to time);

“Tembo SHA” means the shareholders’ agreement in respect of Tembo entered into between the Company and The Government of the United Republic of Tanzania (represented by the Treasury Registrar) on 19 January 2021 (as amended, supplemented, modified, restated or novated from time to time);

“Tembo Shares” means Tembo Class A Shares and Tembo Class B Shares;

“Third Party Transaction” means any proposal after the date of this Agreement in respect of an investment, offer, acquisition, transfer, merger, reorganisation, business combination, financing (whether by debt, equity, off-take or otherwise), tolling arrangement, admission to trading of all (or any part) of the issued share capital of any member of the Group (or of any direct or indirect holding company in respect of any member of the Group) to any stock exchange or any similar transaction (whether or not subject to any pre-conditions), or any revisions thereof, the purpose of which is to enable any third party(ies) (or any other person(s)) to directly or indirectly invest (or acquire an interest) in, finance (or secure off-take, tolling and/or concentrate marketing rights in respect of) any member of the Group and/or the Project (or any part, undertaking, assets or business comprised therein) or list any member of the Group (or any direct or indirect holding company in respect of any member of the Group) on a stock exchange, or any other arrangement or transaction or series of the same which would be inconsistent with the implementation of the Transaction;

“Transaction” means the issue and allotment of the Option Shares by the Company and the subscription for the Option Shares by the Optionholder upon exercise of the Option on, and subject to, the terms of this Agreement;

“Transaction Information” means any discussions or negotiations that may take place between the parties and/or their respective directors, officers, employees and consultants concerning the Valuation Price and/or the Valuation Principles or other facts relating thereto, including the status thereof;

“VALMIN Code” means The Code for Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports, prepared by a joint committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Mineral Industry Consultants Association (as amended from time to time);

“VDR” shall have the meaning given to such term in the T1B Agreement;

“Valuation Calculation Notice” shall have the meaning given in Clause 3.6.1;

“Valuation Cut-Off Date” shall have the meaning given in Clause 4.1.1;

“Valuation Date” means, in respect of any Valuation Process, immediately before midnight (23.59 hours local time) on the last calendar day of the calendar quarter in which the Experts are required to make their determination of the NAV Amount (or such other time and/or date as the Optionholder and the Investor may agree in writing);

“Valuation Finalisation Date” means, in respect of any Valuation Process, the date on which the Valuation Calculation Notice for such Valuation Process becomes final and binding on the parties in accordance with this Agreement;

“Valuation Funding Amount” means, in respect of any Closing Notice, a total funding amount expressed in United States Dollars and calculated in accordance with Clause 6.9.3;

“Valuation Notice” shall have the meaning given in Clause 3.1;

“Valuation Notice Permitted Conditions” shall have the meaning given in Clause 5.5.2;

“Valuation Price” means, in respect of any Valuation Notice, a price per Option Share expressed in United States Dollars and calculated in accordance with Clause 3.6;

“Valuation Principles” shall have the meaning given in paragraph 1.1 of Schedule 1 (Expert Valuation Principles) of this Agreement;

“Valuation Process” shall have the meaning given in Clause 3.1;

“VAT” means value added tax charged under the Value Added Tax Act 1994 or any similar, replacement or additional Tax in any jurisdiction; and

“Warranties” mean the warranties made or deemed to be made by the Company and/or the Investor under this Agreement, and “Warranty” shall mean any of them.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

1.3.1	a person include any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership, unincorporated association or other entity (whether or not having separate legal personality);

1.3.2	a company include any company, corporation or body corporate, wherever incorporated; and

1.3.3	the Optionholder include any person to whom such party has assigned, transferred or otherwise novated the whole of this Agreement in accordance with Clause 12.4 (except where the context strictly requires otherwise).

1.4	References to subsidiaries and holding companies

The words “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Act (provided that where a holding company or parent undertaking creates security over the shares of a subsidiary, that subsidiary shall be deemed not to cease being a subsidiary of the holding company or parent undertaking solely as a result of the creation of that security).

1.5	Connected persons

In this Agreement, a person shall be deemed to be “connected” with another if that person is connected with such other within the meaning of section 993 of the Income Tax Act 2007.

1.6	Schedules, etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses, Recitals and Schedules are to clauses of, and recitals and schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and parts of the Schedules.

1.7	Information

References to “books”, “records” or “other information” mean books, records or other information in any form, including paper, electronically stored data, magnetic media, film and microfilm. References to submissions, responses, communications or other information being “in writing”, “written” or similar such expressions shall be deemed to include submissions, responses, communications or other information in electronic form (including emails).

1.8	Legal terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.9	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.10	References to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.11	References to shares

References to “shares” shall include, where relevant, quotas, membership interests or other similar equity interests.

1.12	Statutory references

References to a statute or statutory provision include:

1.12.1	that statute or provision as from time to time modified or re-enacted, whether before or (except as specifically provided otherwise) after the date of this Agreement;

1.12.2	any past statute or statutory provision (as from time to time modified or re-enacted) which such statute or statutory provision has directly or indirectly replaced; and

1.12.3	any subordinate legislation made from time to time under that statute or statutory provision.

1.13	Meaning of “to the extent that” and similar expressions

In this Agreement, “to the extent that” shall mean “to the extent that” and not solely “if”, and similar expressions shall be construed in the same way.

1.14	Currency

In this Agreement, references to “$”, “US$”, “United States Dollars” or “cents” are references to the lawful currency from time to time of the United States of America, references to “£”, “pounds” or “pounds sterling” are references to the lawful currency from time to time of the United Kingdom, and references to “TZS” are references to the lawful currency from time to time of the United Republic of Tanzania.

1.15	Headings

Headings shall be ignored in interpreting this Agreement.

2	Option

2.1	Grant of the Option

The Company irrevocably grants to the Optionholder the option, at the Optionholder’s sole discretion, to subscribe for the Option Shares on the terms of this Agreement (the “Option”).

2.2	No Encumbrances

Any Option Shares issued and allotted to the Optionholder pursuant to this Agreement shall be credited as fully paid and issued and allotted by the Company to the Optionholder free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing) and shall otherwise rank pari passu in all other respects and form one class with the Shares in issue on Closing.

3	Valuation

3.1	Valuation Notice

Subject to Clause 3.3, and at any time during the Option Term, the Optionholder may deliver a written Notice to the Company and the Investor (each a “Valuation Notice”) requiring the commencement of a valuation process as contemplated in this Clause 3, Schedule 1 (Expert Valuation Principles) and Schedule 2 (Expert Process) of this Agreement (each a “Valuation Process”).

3.2	Contents of the Valuation Notice

The Valuation Notice shall:

3.2.1	state the date on which the Valuation Notice is given;

3.2.2	include a statement to the effect that the Optionholder is initiating a Valuation Process as contemplated in this Clause 3, Schedule 1 (Expert Valuation Principles) and Schedule 2 (Expert Process) of this Agreement;

3.2.3	state any Permitted Conditions required in respect of the Optionholder (or any member of the Optionholder’s Group), as at the date of such Valuation Notice, in order to complete any Transaction that the Optionholder, acting reasonably and in good faith, considers to be outstanding as at such date (the “Optionholder Permitted Conditions”); and

3.2.4	be signed by or on behalf of the Optionholder.

3.3	Timing and number of Valuation Notices

The parties agree that:

3.3.1	unless otherwise agreed in writing by the parties, the Optionholder shall only be entitled to deliver a maximum of one (1) Valuation Notice pursuant to Clause 3.1; and

3.3.2	no Valuation Notice may be delivered by the Optionholder after the expiry of the Option Term.

3.4	Expert appointment

Following the delivery of a Valuation Notice pursuant to Clause 3.1, the parties agree that three (3) Experts shall be appointed in accordance with the procedure set out in Schedule 2 (Expert Process) to this Agreement in respect of the Valuation Process.

3.5	Determination of NAV Amounts

3.5.1	In respect of the Valuation Process, the parties agree that each Expert that has been appointed shall conduct a valuation and determine its NAV Amount as soon as reasonably practicable and in any event within twenty (20) Business Days of its appointment in accordance with the Valuation Principles and otherwise in accordance with this Agreement.

3.5.2	The parties agree that each Expert shall act as expert and not as arbitrator and the determination by each Expert of its NAV Amount shall be final and binding on the parties (save in the event of fraud or manifest error where the relevant part of its determination shall be void and the matter shall be remitted to such Expert for correction).

3.6	Determination of Valuation Price and valuation

3.6.1	In respect of the Valuation Process, as soon as reasonably practicable following the notification to the parties by each of the Experts of the determination of its NAV Amount (and no later than three (3) Business Days thereafter), the Company shall give a written Notice to the Optionholder and the Investor setting out the Valuation Price and the Diluted Share Count (the “Valuation Calculation Notice”).

3.6.2	The parties agree that the Valuation Calculation Notice shall be final and binding on the parties save in the event of fraud or manifest error (when the relevant part of the Valuation Calculation Notice shall be void and the matter shall be remitted to the Company for correction).

3.6.3	For the purposes of the Valuation Notice or Valuation Calculation Notice, the parties agree that the “Valuation Price” shall be calculated in accordance with the following formula (rounded up or down to the nearest whole cent):

“Valuation Price” = (((α + β + γ) / 3) multiplied by [***]) / δ

where:

α =	the final and binding NAV Amount determined by the Expert of the Optionholder

β =	the final and binding NAV Amount determined by the Expert of the Investor

γ =	the final and binding NAV Amount determined by the Joint Expert

δ =	the Diluted Share Count

3.7	DFS and DFS Effective Delivery Date

3.7.1	As soon as reasonably practicable after it becomes available, the Company shall deliver any proposed DFS including any relevant supporting schedules, analyses and related working papers (together, the “Proposed DFS“) to the Optionholder.

3.7.2	If the Optionholder (acting reasonably and in good faith) does not, within ten (10) Business Days of presentation to it of the Proposed DFS, give notice to the Company that it disagrees that the Proposed DFS satisfies the requirements (including as to form and content) for the DFS as contained in the relevant definition thereof at Clause 1.1 of this Agreement (the “DFS Requirements”), such notice (to be drafted by the Optionholder acting reasonably and in good faith) stating the reasons for the disagreement in reasonable detail, including any relevant supporting schedules, analyses and related working papers (the “DFS Disagreement Notice”), the Proposed DFS shall be deemed to be final for the purposes of this Agreement and shall be deemed to be the DFS. If the Optionholder (acting reasonably and in good faith) gives a DFS Disagreement Notice within such ten (10) Business Day period, the Optionholder and the Company shall attempt in good faith to reach agreement in respect of the Proposed DFS and any changes required in order for the Proposed DFS to satisfy the DFS Requirements and, if they are unable to do so within ten (10) Business Days of the DFS Disagreement Notice, either of the Optionholder or the Company may by notice to the other party require that the matter of whether the Proposed DFS satisfies the DFS Requirements be referred to the DFS Expert.

3.7.3	Any matter to be referred pursuant to Clause 3.7.2 shall be determined by the DFS Expert, who shall be jointly appointed by the Optionholder and the Company. In the event that the Chief Executive Officer of The Australasian Institute of Mining and Metallurgy (or any other person within The Australasian Institute of Mining and Metallurgy nominated by such Chief Executive Officer) is unable or unwilling to act, the parties shall jointly agree another person to act as DFS Expert as soon as reasonably practicable, who shall be jointly appointed by the Optionholder and the Company within five (5) Business Days of the parties agreeing the identity of such other person. In connection with the appointment of the DFS Expert in accordance with this Clause 3.7.3, if the Optionholder and the Company are unable to agree on the engagement terms of the DFS Expert within five (5) Business Days, then the Optionholder and the Company shall irrevocably authorise the DFS Expert to determine its own engagement terms (unless they agree otherwise in writing).

3.7.4	Except to the extent that each of the Optionholder and the Company agree otherwise, the DFS Expert shall determine its own procedure in respect of any matter referred to it under this Agreement but, apart from procedural matters, shall determine only whether the Proposed DFS satisfies the DFS Requirements and, if not, what alterations would be required to be made to the Proposed DFS in order to ensure that it satisfies the DFS Requirements. The DFS Expert must make its determination within thirty (30) calendar days of its appointment and shall notify the parties of its determination.

3.7.5	The fees of the DFS Expert shall be borne as follows:

(i)	in the event that the DFS Expert determines that the Proposed DFS satisfies the DFS Requirements, by the Optionholder; and

(ii)	in the event that the DFS Expert determines that the Proposed DFS does not satisfy the DFS Requirements, by the Optionholder and the Company equally.

3.7.6	The DFS Expert shall act as an expert and not as an arbitrator and its determination shall be final and binding on the parties (in the absence of fraud or manifest error). In the event that the DFS Expert determines that:

(i)	the Proposed DFS satisfies the DFS Requirements, then the Proposed DFS shall be regarded as having been determined by the DFS Expert to be final for the purposes of this Agreement and as constituting the DFS; or

(ii)	the Proposed DFS does not satisfy the DFS Requirements, then the Proposed DFS shall be deemed to be withdrawn by the Company (without prejudice to the Company’s right to give an updated or altered Proposed DFS to the Optionholder at any later date with a view to satisfying the DFS Requirements, which updated or altered Proposed DFS may be resubmitted to the Optionholder as a Proposed DFS in accordance with this Clause 3.7).

3.7.7	The parties agree that the DFS Effective Delivery Date shall only occur on the date (if any) that the Proposed DFS is:

(i)	agreed in writing between the Optionholder and the Company as final for the purposes of this Agreement;

(ii)	deemed to be final for the purposes of this Agreement pursuant to Clause 3.7.2; or

(iii)	determined to be final by the DFS Expert in accordance with Clause 3.7.6(i).

3.7.8	For the avoidance of doubt, the parties agree that no disagreement can be raised by the Optionholder in the DFS Disagreement Notice in relation to the Proposed DFS (and no matter can be referred to the DFS Expert) other than solely in respect of whether the Proposed DFS satisfies the DFS Requirements, and each of the Optionholder and the DFS Expert cannot otherwise dispute or challenge the estimates, assumptions, judgments or other contents of the Proposed DFS so long as such estimates, assumptions, judgments (or other contents) are compliant with the DFS Requirements.

3.8	Joint Financial Model

3.8.1	The Company and the Optionholder shall use reasonable endeavours to agree the form and content of the Joint Financial Model as soon as reasonably practicable following the date of this Agreement. If the Joint Financial Model has been agreed between the Company and the Optionholder other than any discount rate to be applied in the Joint Financial Model (the “JFM Discount Rate”), the Company and the Optionholder shall use all reasonable endeavours to agree the JFM Discount Rate within twenty-five (25) Business Days of having agreed the Joint Financial Model (other than the JFM Discount Rate).

3.8.2	If the Company and the Optionholder are unable to reach an agreement on the JFM Discount Rate within the time period specified in Clause 3.8.1 above, three (3) Experts shall be appointed in accordance with the procedure set out in Schedule 2 (Expert Process) to this Agreement to determine the JFM Discount Rate (the “JFM Discount Rate Process”).

3.8.3	The parties agree that the JFM Discount Rate to be determined pursuant to Clause 3.8.2 shall be calculated as the arithmetic mean (to the nearest two decimal places) of the JFM Discount Rates notified by the three (3) Experts pursuant to Schedule 2 (Expert Process) to this Agreement.

4	Option exercise

4.1	Exercise of Option

4.1.1	At any time within ninety (90) calendar days after the Valuation Finalisation Date or at such other times and/or dates as may be agreed in writing by the parties (the “Valuation Cut-Off Date”), the Optionholder may at its sole discretion (and without any obligation on the part of the Optionholder) exercise the Option by written notice from the Optionholder to the Company (an “Option Exercise Notice”, and such date that the Option Exercise Notice is delivered to the Company being an “Option Notice Date”).

4.1.2	Subject to Clause 4.4:

(i)	the Option is exercisable (in whole but not in part) once only in respect of any Valuation Process; and

(ii)	an Option Exercise Notice, once given, may not be revoked by the Optionholder without the prior written consent of the Company.

4.1.3	For the avoidance of doubt:

(i)	if more than ninety (90) calendar days have expired since the Valuation Finalisation Date, the Optionholder shall not be entitled to give another Option Exercise Notice (unless the parties agree otherwise in writing); and

(ii)	once an Option Exercise Notice has been given, the Optionholder may not serve any further Valuation Notice (unless the parties agree otherwise in writing).

4.2	Option Exercise Notice

The Option Exercise Notice shall:

4.2.1	state the date on which the Option Exercise Notice is given;

4.2.2	include a statement to the effect that the Optionholder is exercising the Option and that it may not be revoked by the Optionholder except pursuant to Clause 4.4 of this Agreement;

4.2.3	be signed by or on behalf of the Optionholder; and

4.2.4	be given within the time period required by Clause 4.1.1.

4.3	Effect of Option Exercise Notice

Following delivery of an Option Exercise Notice and on and subject to the terms of this Agreement (among other things), the Company shall issue and allot the Option Shares to the Optionholder on Closing in consideration for the payment of the Valuation Funding Amount (as determined by reference to the Closing Notice) in cash by the Optionholder to the Company by no later than Closing.

4.4	Lapsing of Option Exercise Notice

Following delivery of an Option Exercise Notice, if:

4.4.1	any Conditions have not been satisfied or waived by the date falling nine (9) months after the date of the Option Exercise Notice (or such later date as may be agreed in writing between the Optionholder and the Company), then such Option Exercise Notice shall lapse and be deemed to be irrevocably withdrawn and cease to have any further force and effect and no party shall have any claim against any other party in respect of such Option Exercise Notice, save for any claim arising from a breach of any obligation contained in Clauses 5.2.1, 5.3.1, 5.4.1 and/or 5.7; and

4.4.2	at any time prior to Closing:

(i)	the Company and/or the Investor is/are in breach of any Warranty given to the Optionholder pursuant to this Agreement (or would be in breach if the Warranty were repeated at any time prior to Closing);

(ii)	the Company and/or Investor has/have committed a material breach of any of their respective obligations under Clauses 6, 11.1, 12.1, Schedule 4 (Conduct of Business) and/or Schedule 8 (Off-Take Minimum Requirements) of this Agreement;

(iii)	the Company and/or the Investor has/have committed a breach of any Anti-Corruption Laws, Sanctions Laws and/or any applicable anti-money laundering or counter-terrorism financing Law;

(iv)	the Special Mining Licence is terminated, cancelled, suspended, surrendered, varied in any material adverse way for the Group or otherwise ceases to subsist, or there is any written communication or public statement, proceeding or investigation by a Tanzanian Government Authority in relation to the Special Mining Licence (or the Framework Agreement) which could reasonably be expected to result in such a suspension, revocation, termination or cancellation of the Special Mining Licence (or the Framework Agreement), and/or there is a material breach of the terms and conditions of the Special Mining Licence by the holder thereof and/or a material breach of the terms and conditions of the Framework Agreement by the Company; or

(v)	a Material Adverse Effect occurs,

then the Optionholder shall be entitled (in addition to and without prejudice to all other rights or remedies available to the Optionholder, including the right to claim damages), at any time prior to Closing, by written Notice to the Company and the Investor to elect to lapse such Option Exercise Notice, whereupon such Option Exercise Notice shall be deemed to be irrevocably withdrawn with immediate effect and cease to have any further force and effect from the date that any written Notice is given to the Company and the Investor.

5	Conditions precedent

5.1	Conditions precedent

Following delivery of an Option Exercise Notice, any Transaction shall be conditional upon satisfaction (or waiver in accordance with Clause 5.6) of the Conditions, or their satisfaction (or waiver in accordance with Clause 5.6) subject only to Closing.

5.2	FCC Condition

5.2.1	The Company and the Optionholder shall use all commercially reasonable endeavours to satisfy the FCC Condition promptly following the date of this Agreement as follows:

(i)	as soon as reasonably practicable and, in any event, within seven (7) Business Days of the date of this Agreement, the Optionholder shall prepare and submit to the Company a draft form completed by the Optionholder in respect of the FCC Merger Filing;

(ii)	the Company shall provide its reasonable comments on the draft form as soon as reasonably practicable (and, in any event, within seven (7) Business Days of receipt of the same); and

(iii)	as soon as reasonably practicable and, in any event, within seven (7) Business Days of receipt of the Company’s reasonable comments, the Optionholder shall finalise and submit the FCC Merger Filing, and, provided further that if, following delivery of an Option Exercise Notice, FCC Approval has not previously been obtained or does not remain in full force and effect at all times prior to Closing, then the Company and the Optionholder shall re-comply with the provisions of this Clause 5.2.1 mutatis mutandis as if references to the date of this Agreement were references to the date of delivery of an Option Exercise Notice.

5.2.2	In respect of any FCC Merger Filing, each party shall:

(i)	deliver as soon as reasonably practicable to the other parties copies of all material correspondence with the FCC;

(ii)	discuss with the other parties any clarifications and/or subsequent submissions requested by the FCC and give the other parties reasonable opportunity to comment on such clarifications and/or subsequent submissions; and

(iii)	deliver as soon as reasonably practicable to the other parties a copy of any certificate, notice or similar document provided by the FCC in relation to the FCC Merger Filing.

5.3	Mining Commission Condition

5.3.1	The Company shall use all commercially reasonable endeavours to procure that Tembo satisfies the Mining Commission Condition promptly following the date of this Agreement as follows:

(i)	as soon as reasonably practicable and, in any event, within seven (7) Business Days of the date of this Agreement, Tembo shall prepare and submit to the Optionholder a draft application by Tembo to the Mining Commission for Mining Commission Approval in respect of the Transaction;

(ii)	the Optionholder shall provide its reasonable comments on the draft application as soon as reasonably practicable (and, in any event, within seven (7) Business Days of receipt of the same); and

(iii)	as soon as reasonably practicable and, in any event, within ten (10) Business Days of receipt of the Optionholder’s reasonable comments, Tembo shall finalise and submit the application for Mining Commission Approval of the Transaction,

and, provided further that if, following delivery of an Option Exercise Notice, Mining Commission Approval has not previously been obtained or does not remain in full force and effect at all times prior to Closing, then the Company shall re-comply with the provisions of this Clause 5.3.1 mutatis mutandis as if references to the date of this Agreement were references to the date of delivery of an Option Exercise Notice.

5.3.2	In respect of any Mining Commission Approval Request made pursuant to Clause 5.3.1 above, the Company shall and, to the extent applicable, procure that each member of the Group shall:

(i)	deliver as soon as reasonably practicable to the Optionholder copies of all material correspondence with the Mining Commission;

(ii)	discuss with the Optionholder any clarifications and/or subsequent submissions requested by the Mining Commission and give the Optionholder reasonable opportunity to comment on such clarifications and/or subsequent submissions; and

(iii)	deliver as soon as reasonably practicable to the Optionholder a copy of any response letter, certificate, notice or similar document provided by the Mining Commission in relation to the Mining Commission Approval Request.

5.4	Section 56 Condition

5.4.1	The Company shall use all commercially reasonable endeavours to procure the satisfaction of the Section 56 Condition as soon as reasonably practicable following the date of this Agreement as follows:

(i)	as soon as reasonably practicable and, in any event, within thirty (30) Business Days of the date of this Agreement, Tembo shall prepare and submit to the Optionholder a draft application to the Government of Tanzania (or any relevant Tax Authority thereof) for the Section 56 Waiver;

(ii)	the Optionholder shall provide its reasonable comments on the draft application as soon as reasonably practicable (and, in any event, within ten (10) Business Days of receipt of the same); and

(iii)	as soon as reasonably practicable and, in any event, within ten (10) Business Days of receipt of the Optionholder’s reasonable comments, Tembo shall finalise and submit the application for the Section 56 Waiver, and provided further that if, following delivery of an Option Exercise Notice, the Section 56 Waiver has not previously been obtained or does not remain in full force and effect at all times prior to Closing, then the Company shall re-comply with the provisions of this Clause 5.4.1 mutatis mutandis as if references to the date of this Agreement were references to the date of delivery of an Option Exercise Notice.

5.4.2	In respect of any request for the Section 56 Waiver made pursuant to Clause 5.4.1 above, the Company shall and, to the extent applicable, procure that each member of the Group shall:

(i)	deliver as soon as reasonably practicable to the Optionholder copies of all material correspondence with the Government of Tanzania (including any relevant Tax Authorities thereof);

(ii)	discuss with the Optionholder any clarifications and/or subsequent submissions requested by the Government of Tanzania (including any relevant Tax Authorities thereof) and give the Optionholder reasonable opportunity to comment on such clarifications and/or subsequent submissions; and

(iii)	deliver as soon as reasonably practicable to the Optionholder a copy of any response letter, certificate, notice or similar document provided by the Government of Tanzania (including any relevant Tax Authorities thereof) in relation to the Section 56 Waiver.

5.5	Establishment of Valuation Notice Permitted Conditions

5.5.1	Within ten (10) Business Days following receipt of a Valuation Notice, the Company shall deliver to the Optionholder a Notice in writing containing any Permitted Conditions required in respect of the Company (or any member of the Group) in order to complete any Transaction that the Company, acting reasonably and in good faith, considers to be outstanding as at such date (the “Company Permitted Conditions”).

5.5.2	The Optionholder Permitted Conditions and the Company Permitted Conditions shall together constitute the “Valuation Notice Permitted Conditions” in respect of any Option Exercise Notice delivered following the determination of, inter alia, the Valuation Price in respect of such Valuation Notice.

5.6	Waiver of Valuation Notice Permitted Conditions

In respect of any Option Exercise Notice, the parties agree that the Conditions may not be waived in whole or in part or conditionally or unconditionally, except with the prior written consent of the Optionholder and the Company, provided that the Optionholder may, by written Notice to the Company, elect to waive the Section 56 Condition or any Valuation Notice Permitted Conditions for which the Optionholder is exclusively responsible under applicable Law (only to the extent that none of the Company or the Investor would be liable to any Governmental Authority under applicable Law as a result of any such waiver of a Valuation Notice Permitted Condition).

5.7	Responsibility for satisfaction of Valuation Notice Permitted Conditions

5.7.1	Following delivery of an Option Exercise Notice, and subject to Clause 5.7.4 below, the parties shall use all commercially reasonable endeavours to ensure the satisfaction of any Valuation Notice Permitted Conditions as soon as possible, and the parties shall co-operate to ensure that any requisite filings and applications relating to any Valuation Notice Permitted Conditions are submitted as soon as reasonably practicable following the Option Notice Date (or such other date as may be agreed between the parties in writing).

5.7.2	Following delivery of an Option Exercise Notice, and in connection with the satisfaction of the Valuation Notice Permitted Conditions, each of the parties agrees that:

(i)	it shall provide, and shall procure (to the extent it is able) that any of its Affiliates provides, all reasonable and necessary assistance and co-operation to any other party in connection with the preparation and filing of any and all such regulatory filings and applications in relation to the Valuation Notice Permitted Conditions as may be required or reasonably requested from time to time, including by promptly providing all information relating to it, such Investor’s Group (to the extent reasonably available to the Investor), the Group and/or the Optionholder’s Group (as the context requires) as may be required or reasonably requested from time to time;

(ii)	it shall prepare and submit and/or procure (to the extent it is able) that any of its Affiliates prepares and submits, complete filings, applications and all required supporting documents at its own cost, to any relevant Governmental Authority in connection with any Valuation Notice Permitted Conditions for which it is responsible as soon as possible after the Option Notice Date and, in any event, within twenty (20) Business Days (unless such longer period is agreed in writing by each of the parties, with the parties acting reasonably and having regard to the nature of filing and/or application process required in respect of the Valuation Notice Permitted Condition in question) of the Option Notice Date;

(iii)	it shall ensure that any applications submitted by it to any relevant Governmental Authority are complete, accurate and not misleading in all material respects;

(iv)	it shall, and shall procure (to the extent it is able) that any of its Affiliates, promptly provide updated information to any relevant Governmental Authority upon becoming aware that previously submitted information is no longer accurate and/or correct in any material respect;

(v)	it shall, and shall procure (to the extent it is able) that any of its Affiliates, promptly and adequately respond to any information requests made by any relevant Governmental Authority and provide any additional information and documentary material that may be validly requested by any such relevant Governmental Authority as soon as possible and, in any event, shall use all commercially reasonable endeavours to do so within any timeframe stated by any such relevant Governmental Authority to obtain the approval of the relevant Governmental Authority as soon as practicable;

(vi)	it shall, and shall procure (to the extent it is able) that any of its Affiliates, take all reasonable steps to avoid any declaration of incompleteness by any such relevant Governmental Authority or any other suspension of the time periods of clearance in respect of any of the Valuation Notice Permitted Conditions; and

(vii)	it shall keep the other parties fully and promptly informed as to progress towards satisfaction of the Valuation Notice Permitted Conditions and of all material written (or oral) communications with any relevant Governmental Authority, invite the other parties to attend any meetings and calls with any relevant Governmental Authority (where permitted by the relevant Governmental Authority), and promptly provide the other parties with draft copies of the notifications and initial submissions (pre-notifications), further submissions and all material relevant correspondence, documents or other communications received from or sent to any relevant Governmental Authority in relation to satisfying the Valuation Notice Permitted Conditions prior (in the case of sending any such correspondence, documents or other communications to any relevant Governmental Authority) to them being submitted or sent or made, allowing a reasonable opportunity for the other parties to provide comments on such notifications, initial submissions (pre-notifications) and relevant correspondence, documents and communications before they are submitted or sent or made (other than any part of such documentation and information that contains commercially sensitive information relating to the business of the relevant party and/or is otherwise confidential in the relevant party’s reasonable assessment, which such part of any documentation and information shall be provided on a counsel-to-counsel basis to the extent not prohibited under applicable Law) and having due regard to any reasonable comments made by the other parties to the extent reasonably practicable.

5.7.3	Following delivery of an Option Exercise Notice, the Company and the Investor shall not (and shall procure that each member of the Group shall not, and to the extent that each of them is able, each member of the Investor’s Group shall not):

(i)	enter into any other agreement or arrangement or take any action or fail to take any action that is reasonably likely in any material respect to delay, impede or prejudice the satisfaction of any of the Valuation Notice Permitted Conditions; and

(ii)	unless required by Law, any Governmental Authority or any stock exchange on which the shares of a party or its direct or indirect holding company are listed or are intended to be listed, make any filing with any relevant Governmental Authority in relation to the Transaction that is not required solely in order to fulfil a Valuation Notice Permitted Condition without obtaining the prior written consent of the Optionholder (such consent not to be unreasonably withheld) as to the making of it and its form and content.

5.7.4	Notwithstanding Clause 5.2.1 and Clause 5.7.1 above:

(i)	if any applicable Government Authority imposes any material and potentially detrimental structural or behavioural condition on the Optionholder’s Group or the Group in order to grant its approval in connection with the satisfaction of the FCC Condition or any Optionholder Permitted Conditions, the Optionholder shall not be obliged or required to take (or procure the taking of) any such structural or behavioural steps, including to propose, negotiate, offer to commit or agree to sell, divest, license or otherwise dispose of any assets and/or business in order to procure the fulfilment of the FCC Condition or any Optionholder Permitted Conditions, unless the Optionholder consents to carry out the relevant structural or behavioural step in its sole discretion (acting reasonably and in good faith); and

(ii)	it is acknowledged and agreed that the Optionholder’s ability to satisfy the Optionholder Permitted Conditions is dependent upon the Company and/or the Investor providing certain information and assistance pursuant to Clause 5.7.2(i) above.

5.7.5	Notwithstanding Clause 5.2.1 and Clause 5.7.1 above:

(i)	if any applicable Governmental Authority imposes any material and potentially detrimental structural or behavioural condition on the Group in order to grant its approval in connection with the satisfaction of the FCC Condition or any Company Permitted Conditions, the Company shall not be obliged or required to take (or procure the taking of) any such structural or behavioural steps, including to propose, negotiate, offer to commit or agree to sell, divest, license or otherwise dispose of any assets and/or business in order to procure the fulfilment of the FCC Condition or any Company Permitted Conditions, unless the Company consents to carry out the relevant structural or behavioural step in its sole discretion (acting reasonably and in good faith); and

(ii)	it is acknowledged and agreed that the Company’s ability to satisfy the Company Permitted Conditions is dependent upon the Optionholder providing certain information and assistance pursuant to Clause 5.2.1(i).

5.7.6	As soon as possible and by no later than three (3) Business Days of becoming aware of the same:

(i)	the Company shall give Notice to the Optionholder and the Investor of the satisfaction of the Company Permitted Conditions; and

(ii)	the Optionholder shall give Notice to the Company and the Investor of the satisfaction of the Optionholder Permitted Conditions.

6	Pre-Closing

6.1	Pre-Closing undertakings

6.1.1	Each of the Company and the Investor undertakes to the Optionholder that, between the date of this Agreement and the expiry of the Option Term (or, if earlier, Closing), each Group Company shall carry on its business as a going concern in the ordinary and usual course consistent with past practice and policies as carried on prior to the date of this Agreement, save insofar as agreed in writing by the Optionholder.

6.1.2	Without prejudice to the generality of Clause 6.1.1 above and subject to Clause 6.2, each of the Company and the Investor undertakes to the Optionholder that between the date of this Agreement and the expiry of the Option Term (or, if earlier, Closing), each Group Company shall not carry out any of the actions set out in Schedule 4 (Conduct of Business) (the “Conduct of Business Matters”) without the prior written consent of the Optionholder (such consent not to be unreasonably withheld or delayed).

6.1.3	Where the Optionholder does not provide prior written consent in respect of any Conduct of Business Matter within ten (10) Business Days of delivery to the Optionholder (in accordance with Clause 12.7) of a written request in respect of the relevant Conduct of Business Matter, the Optionholder, the Company and the Investor shall meet (in person or by conference/video call) within fifteen (15) Business Days of the delivery to the Optionholder (in accordance with Clause 12.7) of a written request in respect of the relevant Conduct of Business Matter and consult for a period of not less than ten (10) Business Days thereafter to determine (acting reasonably and in good faith) whether written consent should be provided and (if so) the terms of any such written consent.

6.2	Exceptions to obligations in relation to the conduct of business

Clause 6.1.2 shall not operate so as to prevent or restrict:

6.2.1	any matter undertaken with the prior written consent of the Optionholder;

6.2.2	the provision of:

(i)	shareholder non-convertible unsecured debt funding by the Investor to the Company for a maximum aggregate amount not exceeding [***] in any rolling six (6) month period to fund any short-term working capital requirements of the Group; or

(ii)	if the DFS Effective Delivery Date has not occurred by [***], shareholder non-convertible unsecured debt funding (but solely to the extent said funding is reasonably required to complete the DFS) by the Investor and/or the Optionholder on a term of two (2) years (or less) pro rata to their shareholdings in the Company (unless otherwise agreed between the Investor and the Optionholder) on terms no less favourable to the Company than arm’s length terms and (only to the extent drawn and used to fund completion of the DFS) to be repaid at (or immediately after) Closing from the Valuation Funding Amount, provided that, in all cases, any such debt funding shall be taken into account as part of any Valuation Process and no such debt funding shall be implemented, nor shall any advances, drawdowns or similar be made in respect of any committed debt funding, following the determination by the Experts of their respective NAV Amounts until the Expiry Date in respect of such Valuation Process;

6.2.3	the provision of any shareholder non-convertible debt funding by the Company to Tembo in a manner consistent with the past practice of the Company;

6.2.4	the entry into any Permitted Off-Take Transaction in accordance with Clause 6.11;

6.2.5	any matter expressly provided for or expressly required by the terms of this Agreement, the T1A Loan Agreement, the T1B Agreement, the T1A Agreed Budget or the T1B Agreed Budget;

6.2.6	any matter reasonably undertaken by any Group Company in an emergency, disaster or other serious situation or circumstance with the intention of minimising any adverse effect of such situation or circumstance in relation to the relevant Group Company or its employees; and

6.2.7	any action strictly required to be undertaken to ensure compliance with applicable Law (and only to the extent so required) or at the express request or direction of a Governmental Authority or (and only to the extent so required) pursuant to the rules of any stock exchange on which the shares of a party or its direct or indirect holding company are listed, provided that, in each case (other than Clauses 6.2.1, 6.2.4 and 6.2.6 but without prejudice to the requirements of Clause 6.11), the Company shall notify the Optionholder as soon as reasonably practicable of any action taken or proposed to be taken as described in this Clause 6.2, provide to the Optionholder all such information as the Optionholder may reasonably request and (in the case of Clause 6.2.7 above only) shall use all reasonable endeavours to consult with the Optionholder in respect of any such action.

6.3	Insurance

Each of the Company and the Investor undertakes to procure that between the date of this Agreement and the expiry of the Option Term (or, if earlier, Closing):

6.3.1	all insurance policies that such member of the Group maintains as at the date of this Agreement shall be maintained in all material respects on the same terms and with no less level of cover to that prevailing at the date of this Agreement inter alia for the benefit of the Group Companies and otherwise ensure that each member of the Group obtains and maintain at all times with a well-established and reputable insurer full and proper insurance against such business risks and liabilities as a reasonable and prudent person would insure against having regard to the business activities and operations of the Group and not take or omit to take any action or permit any action to be taken which might invalidate any such policy; and

6.3.2	the insurers of any relevant insurance policies shall be promptly notified of all insurance claims in relation to the Group Companies of which the relevant members of the Group become aware, and thereafter not do or omit to do anything that might prejudice any such claim.

6.4	Third Party Transactions

6.4.1	Subject to applicable Law, from the date of this Agreement until the expiry of the Option Term (or, if earlier, Closing), the Investor and/or the Company shall notify the Optionholder in writing of any request for information with respect to a Third Party Transaction, or any inquiry with respect to or which may result in a proposal for a Third Party Transaction (including the terms and conditions of any such request or inquiry, details of the Third Party Transaction or inquiry, and the identity of the person making the same) received by the Investor, any member of the Group, any member of the Investor’s Group or any of their respective directors, officers, employees, consultants, agents and professional advisers.

6.4.2	Any notification required under Clause 6.4.1 shall be made to the Optionholder as soon as reasonably practicable and by no later than three (3) Business Days from the date of receipt of the relevant request or inquiry (as the case may be).

6.4.3	Until such time as the Agreed Form Shareholders’ Agreement is entered into or this Agreement has been terminated in accordance with its terms, clauses 15.14 to 15.17 (inclusive) of the Agreed Form Shareholders’ Agreement shall be deemed to be applied by the Parties pursuant to this Agreement mutatis mutandis.

6.5	Business Separation

At the request of the Optionholder, the Company and the Investor shall:

6.5.1	consult with the Optionholder at regular intervals in respect of any potential Separation, including in respect of any strategy and preparatory steps to implement a Separation, and shall procure that the PSC has oversight of and, together with the Optionholder in respect of its designated members, makes recommendations to the Company’s board of directors (including any preparatory steps to be undertaken and any arm’s length arrangements to be documented concerning the relationship between the Mining Business and the Refining Business) in respect of any proposed Separation;

6.5.2	procure that the Company’s board of directors duly considers the recommendations of the PSC in respect of any proposed Separation; and

6.5.3	take all actions reasonably necessary to maintain the continued effectiveness of any Separation-related matters that have been implemented by any Group Company following the date of this Agreement.

6.6	Other obligations prior to Closing

6.6.1	Subject to Clause 6.6.2, the Company shall, and shall procure that the Group Companies shall, to the extent permitted by Law, allow the Optionholder and its agents, upon reasonable notice, reasonable electronic access to the books, records and documents of or relating in whole or in part to the Group, in each case if and to the extent reasonably required to facilitate: (i) planning for the integration of the Group into the Optionholder’s Group, including in respect of taking control of the Company and operatorship of the Project; or (ii) assessing whether it wishes to serve a Valuation Notice or exercise the Option, provided that the above shall not give the Optionholder or its agents any right to give instructions or otherwise interfere with the management and conduct of any Group Company.

6.6.2	The obligations of the Investor and the Company under Clause 6.6.1 shall not extend to providing information or allowing access to information which is:

(i)	reasonably regarded as confidential to the activities of the Investor or the Investor’s Group otherwise than in relation to the Group Companies; or

(ii)	information of the Group which cannot be shared prior to Closing: (a) in compliance with applicable Law or regulatory requirements (in particular, antitrust and competition Law relating to the exchange of competitively or commercially sensitive information); or (b) without a loss of legal advice or litigation privilege by any Group Company or without breaching duties of confidentiality owed by any Group Company to a third party as at the date of this Agreement (but not, for the avoidance of doubt, any duties of confidentiality that may arise following the date of this Agreement), subject to the Investor and the Company using, and procuring that any Group Companies and, to the extent it is able, any connected persons of the Investor or the Company use, reasonable endeavours to obtain any required consents from third parties to permit such disclosure where confidentiality obligations entered into before the date of this Agreement would otherwise restrict such disclosure to the Optionholder.

6.6.3	To the extent permitted by applicable Law, and without prejudice to any other provision of this Agreement, each of the Company and the Investor agrees that it shall:

(i)	notify and discuss with the Optionholder in advance of any proposal or communication which it proposes to make or submit to any such Governmental Authority in connection with the Joint Financial Model, and provide the Optionholder with copies of drafts and any supporting documentation before so making or submitting to the applicable Governmental Authority;

(ii)	take due consideration of any reasonable comments which the Optionholder may have in relation to any such proposal or communication (including any relevant drafts and any supporting documentation) referred to in Clause 6.6.3(i);

(iii)	use commercially reasonable endeavours to allow the Optionholder (and/or any duly authorised representatives thereof) to attend and participate in any meeting (including any conference call) with any relevant Governmental Authority in connection with the Joint Financial Model, other than any meetings or parts of any meetings (or conference calls) where attendance by the Optionholder (and/or any duly authorised representatives thereof) would directly contradict any request or response from any such Governmental Authority (in which case, to the extent permitted by applicable Law, each of the Company and the Investor agree to promptly advise the Optionholder in reasonable detail of the matters discussed at the meeting and provide the Optionholder with a copy of any minutes or other notes or memoranda prepared in respect of the meeting (excluding any information which, if provided to the Optionholder, would directly contradict any request or response from the Governmental Authority with which the meeting took place)); and

(iv)	provide a copy of any material correspondence with any applicable Governmental Authority concerning the Joint Financial Model to the Optionholder.

6.6.4	As soon as reasonably practicable following the date of this Agreement and prior to the Option Start Date, the Investor and the Company shall ensure that the Technology Agreement(s) are transferred from the Company to Tembo (or a subsidiary undertaking thereof) such that all of the Company’s rights and obligations under the Technology Agreement(s) are novated to Tembo (or a subsidiary undertaking thereof) with effect from Closing or such earlier date as may be agreed between the parties.

6.6.5	The parties shall use all reasonable endeavours to agree and implement a course of action to novate the Individual Loans from the Company to Lifezone (or Lifezone Holdings) for no consideration or to amend the repayment terms of the Individual Loans to provide for repayment of the Individuals Loans in the event of the occurrence of the DeSPAC Transaction or the receipt of any proceeds from the sale of shares in Lifezone Holdings by any Borrower (as defined in the relevant Individual Loan) with a view to such course of action minimising as far as reasonably practicable any adverse accounting consequences (including, without limitation, any impairment or bad debt recognition) or tax consequences for the Company, such course of action to be agreed and implemented as soon as reasonably practicable following the date of this Agreement and prior to the Option Start Date.

6.7	Engagement with Governmental Authorities

6.7.1	Subject to Clause 6.7.3, the Optionholder shall not, and shall procure that each Optionholder’s Group’s Representative shall not, have (or make) directly or indirectly any communication (whether in writing, oral or any other medium) with (or to) any Governmental Authority of the United Republic of Tanzania or any public official thereof at any time prior to Closing that specifically concerns the Project, the T1B Agreement and/or this Agreement (whether unsolicited or in response to an enquiry or request for information), unless the Optionholder has:

(i)	notified the Company in advance of making any such communication (including the proposed nature, reasons for, agenda and timing of such communication);

(ii)	consulted with the Company for a period of not less than five (5) Business Days and taken due consideration of the reasonable views and/or comments (as applicable) of the Company received within such timeframe, in each case before making any such communication;

(iii)	(if any such communication is proposed to be in person or via telephone, video or conference call) provided representatives of the Company with the opportunity to attend and participate in any such meeting (whether in person or via telephone, video or conference call) for the duration thereof by giving the Company not less than five (5) Business Days’ prior written notice; and

(iv)	provided the Company with copies of any material written communication, response or submission (and any supporting documentation) that has been so submitted or sent to the applicable Governmental Authority or any public official thereof.

6.7.2	Subject to Clause 6.7.3, the Investor shall not, and shall procure that each Investor’s Group’s Representative shall not, have (or make) directly or indirectly any communication (whether in writing, oral or any other medium) with (or to) any Governmental Authority of the United Republic of Tanzania or any public official thereof at any time prior to Closing that specifically concerns any material exercise of rights and/or performance of obligations under the T1B Agreement and/or this Agreement (whether unsolicited or in response to an enquiry or request for information), unless the Investor has:

(i)	notified the Optionholder in advance of making any such communication (including the proposed nature, reasons for, agenda and timing of such communication);

(ii)	consulted with the Optionholder for a period of not less than five (5) Business Days and taken due consideration of the reasonable views and/or comments (as applicable) of the Optionholder received within such timeframe, in each case before making any such communication;

(iii)	(if any such communication is proposed to be in person or via telephone, video or conference call) used commercially reasonable endeavours to provide representatives of the Optionholder with the opportunity to attend and participate in any such meeting (whether in person or via telephone, video or conference call) for the duration thereof by giving the Optionholder not less than five (5) Business Days’ prior written notice. The Investor agrees that it shall seek to organise any such meetings via telephone, video or conference call unless the Governmental Authority of the United Republic of Tanzania or any public official thereof specifically requests that the relevant meeting be conducted in person; and

(iv)	provided the Optionholder with copies of any material written communication, response or submission (and any supporting documentation) that has been so submitted or sent to the applicable Governmental Authority or any public official thereof.

6.7.3	Nothing in Clauses 6.7.1 and/or 6.7.2 shall apply to any communications, responses or submissions to a Governmental Authority of the United Republic of Tanzania or any public official thereof:

(i)	pursuant to Clause 6.6.3 of this Agreement;

(ii)	required by Law, any Governmental Authority or any stock exchange on which the shares of a party or its direct or indirect holding company are listed or in the process of being listed;

(iii)	concerning the general strategic plans and intentions of a party (or its Affiliates) with respect to business activities in the United Republic of Tanzania or otherwise arising (including, without limitation, communications in a social context and/or at industry conferences) provided that (in all cases) such communications, responses or submissions:

(a)	do not predominantly concern the Project; and

(b)	do not concern in any material respect information relating to the Project (other than information that is or becomes publicly available (other than by breach of this Agreement or any other obligation of confidence));

(iv)	where compliance with the provisions of Clauses 6.7.1 and/or 6.7.2 would:

(a)	directly contradict any request from any such Governmental Authority or any public official thereof;

(b)	result in the loss of any privilege that subsists in relation to any information contained in such communication, response or submission (including, but not limited to, legal advice privilege); or

(c)	result in a party being in breach of any material contractual obligation under the T1B Agreement and/or this Agreement;

(v)	required to vest the full benefit of this Agreement in any party or required for the purpose of any arbitral, judicial or regulatory proceedings arising in connection with the Project;

(vi)	following delivery of the Option Exercise Notice in accordance with Clause 4.1, that relate to bona fide transition planning and integration of the Project by the Optionholder’s Group following Closing;

(vii)	required to be held without delay to prevent any material impact on the Group or for other bona fide emergency purposes; or

(viii)	in response to any actual, threatened, pending or suspected investigation, inquiry or proceedings by any Governmental Authority in connection with any Sanctions Laws or Anti-Corruption Laws.

6.8	Refining Business

Except with the prior written consent of the Optionholder, the Company and the Investor agree that, between the date of this Agreement and the expiry of the Option Term (or, if earlier, Closing):

6.8.1	the Refining Business shall (without prejudice to the terms of the T1A Agreed Budget and/or the T1B Agreed Budget) prioritise the construction, build and study of a processing plant capable of processing mineral ore derived from the Mining Business, excepting for services that could be shared across future duplicated modules of the first plant, provided that such services do not compromise the expenditure and/or the operational and/or construction efficiency of the first plant in any material respect; and

6.8.2	the Company and the Investor shall take such steps as are necessary to ensure that the first plant that is developed by the Refining Business is for processing mineral ore derived from the Mining Business and that any other plant or module for any other mineral ore shall not be in a more advanced phase of development and/or construction than the first plant for mineral ore derived from the Mining Business.

6.9	Notifications to determine payments on Closing

6.9.1	Not less than five (5) Business Days prior to the Relevant Date in respect of any Transaction, the Company shall give a written Notice to the Optionholder and the Investor (the “Closing Notice”) setting out:

(i)	the Existing Optionholder Shares (if any);

(ii)	the total number of Option Shares taking into account the Existing Optionholder Shares (if any); and

(iii)	based on the Valuation Price in the Valuation Calculation Notice that has become final and binding on the parties in accordance with this Agreement, the Valuation Funding Amount.

6.9.2	The parties agree that the information notified pursuant to Clause 6.9.1 shall be final and binding on the parties save in the event of fraud or manifest error (when the relevant part of the Closing Notice shall be void and the matter shall be remitted to the Company for correction).

6.9.3	For the purposes of any Closing Notice, the parties agree that the “Valuation Funding Amount” for such Closing Notice shall be calculated in accordance with the following formula (rounded up or down to the nearest whole cent):

“Valuation Funding Amount” = λ multiplied by θ

where:

λ =	the Valuation Price from the Valuation Calculation Notice that has become final and binding on the parties in accordance with this Agreement

θ =	the total number of Option Shares

6.10	Prospecting Licences

The Company and the Investor agree with the Optionholder to use all commercially reasonable endeavours to:

6.10.1	procure that the Prospecting Licences are maintained in all material respects on the same terms (save for any extensions to the terms of any of the Prospecting Licences which may be granted) to that prevailing at the date of this Agreement inter alia for the benefit of the Group Companies as at the date of this Agreement; and

6.10.2	take (or cause to be taken) any action reasonably required to ensure that no grounds exist for the Prospecting Licences to be terminated, cancelled, suspended, surrendered, varied in any material adverse way for the Group or otherwise to cease to subsist.

6.11	Permitted Off-Take Transactions

6.11.1	At any time between the date of this Agreement and the date of any Valuation Notice, the Company and/or Tembo may enter into an Off-Take Agreement, provided (in each case) that:

(i)	the terms and conditions (including the identity of the counterparty) of any such Off-Take Agreement satisfy the Off-Take Minimum Requirements unless the Optionholder has consented otherwise (such consent not to be unreasonably withheld or delayed);

(ii)	all Off-Take Agreements (including, for the avoidance of doubt, any existing Permitted Off-Take Transaction(s) and the Off-Take Agreement proposed to be entered into) would not result in the Group being obliged (whether conditionally (including, without limitation, upon the exercise of any option or similar by a third party) or unconditionally) to supply more than forty per cent. (40%) (in aggregate) of actual production of nickel, cobalt and copper production from the Refining Business and derived from mineral deposits of the Mining Business in any [***] month period;

(iii)	the relevant counterparty to such Off-Take Agreement is contractually obliged to make an investment in Lifezone (or any Affiliate of Lifezone other than a member of the Group) either as part of the DeSPAC Transaction or at the same time as entering into such Off-Take Agreement;

(iv)	the Investor and/or the Company shall have notified the Optionholder of any such Off-Take Agreement and provided evidence (in a form reasonably satisfactory to the Optionholder) of the relevant counterparty’s contractual obligation to make the investment contemplated in Clause 6.11.1(iii) in each case as soon as reasonably practicable (and by no later than five (5) Business Days prior to entering into such Off-Take Agreement);

(v)	if requested in writing by the Optionholder, the Investor and/or the Company:

(a)	shall have provided the Optionholder with drafts of any transaction documentation, term sheets, memoranda of understanding, letters of intent (or similar) exchanged with any third party in connection with any such Off-Take Agreement as soon as reasonably practicable (and by no later than five (5) Business Days of being so requested by the Optionholder); and

(b)	shall have: (i) consulted (acting reasonably and in good faith) with the Optionholder regarding the terms and conditions of any such Off-Take Agreement; (ii) given the Optionholder reasonable opportunity to comment on such terms and conditions; and (iii) taken due consideration of any reasonable comments which the Optionholder may have in relation to such terms and conditions, provided that nothing in Clause 6.11.1(v) shall require the Investor and/or the Company to provide any information to the Optionholder that cannot be provided in compliance with applicable antitrust and competition Laws relating to the exchange of competitively or commercially sensitive information (unless the Optionholder offers to receive this information on a strictly clean-team basis and/or counsel-to-counsel basis and receiving such information would comply with applicable antitrust and competition Laws relating to the exchange of competitively or commercially sensitive information).

6.11.2	For the purposes of this Agreement, a “Permitted Off-Take Transaction” shall mean any Off-Take Agreement entered into by the Company and/or Tembo in compliance with the provisions of Clause 6.11.1. For the avoidance of doubt, nothing in this Agreement shall grant the Optionholder a right of veto or prevent the Company and/or Tembo entering into an Off-Take Agreement provided that the provisions of this Clause 6.11.1 have been complied with.

6.12	T1A Shareholders’ Agreement Amendment

The parties agree that any reference to “BHP Nominee” in clause 3.5 of the T1A Shareholders’ Agreement shall be deemed to include “(or any other employee of the BHP Group designated by the BHP Nominee)” and shall be applied by the parties pursuant to this Agreement mutatis mutandis.

7	Closing and other matters

7.1	Date and place

Subject to Clause 5.1, Closing shall take place at the offices of the Optionholder’s Lawyers on the Relevant Date or at such other location, time and/or date as may be agreed in writing between the parties.

7.2	Closing events

On Closing:

7.2.1	each of the Company and the Investor shall comply with their respective obligations as specified in paragraph 1 of Schedule 3 (Closing Obligations); and

7.2.2	the Optionholder shall comply with its obligations as specified in paragraph 2 of Schedule 3 (Closing Obligations).

7.3	Closing arrangements

From the Option Notice Date, the parties shall procure that the PSC will consider and make recommendations in relation to achieving an orderly continuation and transition of the Project in majority ownership by the Optionholder’s Group following Closing and each party shall use reasonable endeavours to achieve such orderly continuation and transition (including the provision of such documents and performance of such acts and things as may be reasonably required in connection therewith).

7.4	Payments on Closing

On Closing, the Optionholder shall pay the Valuation Funding Amount to the Company by crediting, in each case, such bank account as may be specified by the Company to the Optionholder in writing reasonably in advance of Closing and no later than three (3) Business Days prior to the Relevant Date.

7.5	Breach of Closing obligations

7.5.1	If the obligations of the parties under Clause 7.2, Clause 7.4 and/or Schedule 3 (Closing Obligations) are not complied with on the scheduled date for Closing, the Optionholder (in the case of non-compliance by the Company and/or the Investor) or the Company (in the case of non-compliance by the Optionholder) shall be entitled (in addition to and without prejudice to all other rights and remedies available) by written notice to the other party(ies):

(i)	to fix a new date for Closing (being not less than three (3) Business Days and not more than ten (10) Business Days after the date on which Closing had been scheduled to occur) and the provisions of this Clause 7.5 shall apply to Closing as so deferred, provided that the Closing Date can only be deferred twice; or

(ii)	to effect Closing as far as practicable having regard to the defaults which have occurred.

7.5.2	Subject to Closing having first been deferred for a period of at least six (6) Business Days under Clause 7.5.1(i) and the parties having used reasonable endeavours to effect Closing during that period, the Optionholder (in the case of a default by any of the Company or the Investor) or the Company (in the case of a default by the Optionholder) shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other party(ies) (as the case may be) to terminate this Agreement (other than the Surviving Clauses).

7.6	Effect of termination

If this Agreement is terminated in accordance with Clause 7.5.2 (and without limiting any party’s rights and remedies, including the right to claim damages), all obligations of the parties under this Agreement shall end (other than the Surviving Clauses) but, for the avoidance of doubt, all rights and liabilities of the parties which have accrued before termination shall continue to exist.

7.7	When Closing shall have taken place

7.7.1	All documents and items delivered at Closing pursuant to Clause 7.2 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall have taken place pursuant to Clause 7.7.2.

7.7.2	Simultaneously with:

(i)	delivery of all documents and items required to be delivered at Closing (or waiver of such delivery by the person entitled to receive the relevant document or item); and

(ii)	receipt into the bank account specified by the Company to the Optionholder in accordance with Clause 7.4 of the Valuation Funding Amount in immediately cleared funds,

then the documents and items delivered pursuant to Clause 7.2 shall cease to be held to the order of the person delivering them and Closing shall have taken place.

7.8	Post-Closing funding of Tembo

The parties agree that any funds comprised within the Valuation Funding Amount shall be on-lent to Tembo at such times and in such amounts as the Company may determine (in accordance with the Agreed Form Shareholders’ Agreement) on an interest-free basis and that the Company shall not enter into any agreement, arrangement or understanding (whether formal or informal) with respect to the on-lending of any funds comprised within the Valuation Funding Amount prior to Closing (without the prior written consent of the Optionholder).

8	Warranties

8.1	General Warranties

The Optionholder warrants to the Company (and each of the Company and the Investor severally warrants to the Optionholder) that the following statements are each true and accurate as at the date of this Agreement and will be true and accurate as at any Option Notice Date and as at Closing as if they had been repeated at each Option Notice Date and at Closing:

8.1.1	it is duly organised and validly existing under the Law of the country where it is incorporated;

8.1.2	it has the legal right, all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement;

8.1.3	this Agreement has been duly executed and delivered by it and this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms;

8.1.4	it has not taken any corporate action, legal proceedings or other procedure or step nor intends to take any corporate action, legal proceedings or other procedure or step and (to the best of its knowledge) no petition application or the like is outstanding, in each case that may result in its winding-up;

8.1.5	the execution, delivery and performance of this Agreement by it, the consummation of the transactions contemplated hereby, and the compliance with the provisions of this Agreement will not:

(i)	violate any applicable Law;

(ii)	contravene its constitutional documents; or

(iii)	result in a violation of a term or provision, or constitute a default or accelerate the performance of an obligation under any contract or Agreement executed by it prior to or on the date hereof;

8.1.6	it, and its Affiliates and their respective directors, officers and employees, in connection with this Agreement and its contemplated activities, are not the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offence or alleged offence under Anti-Corruption Laws, Sanctions Laws or applicable anti-money laundering or counter-terrorism financing Law and no such investigation, inquiry or proceedings have been threatened, and so far as it is aware (after making reasonable enquiries) there are no circumstances likely to give rise to any such investigation, inquiry or proceedings; and

8.1.7	no corporate action, legal proceeding or other procedure or step has been taken or threatened in relation to it:

(i)	being unable to, or admitting an inability to, pay its debts as they fall due;

(ii)	suspending making payments on any of its debts; or

(iii)	by reason of actual or anticipated financial difficulties or commencing negotiations with one or more of its creditors with a view to rescheduling any of its Indebtedness.

8.2	Additional Warranties by the Company and the Investor

Each of the Company and the Investor warrants to the Optionholder that the following statements will be true and accurate as at the Option Notice Date and as at Closing as if they had been repeated as at the Option Notice Date and at Closing:

8.2.1	the Option Shares, in aggregate with the Existing Optionholder Shares (if any), shall represent a look-through interest of not less than fifty-one per cent. (51%) of the total voting and economic equity rights in Tembo on a fully Diluted basis as at Closing, which, as at the date of this Agreement, represents not less than sixty point seventy-one per cent. (60.71%) of the total voting and economic equity rights in the Company on a fully Diluted basis;

8.2.2	the Diluted Share Count contained in the most recent Valuation Calculation Notice shall be true, accurate and not misleading in any respect as at the relevant Option Notice Date and as at Closing, and save as taken into account in respect of the calculation of the Diluted Share Count, there shall be no other:

(i)	Shares (or any other share in the equity share capital of any Group Company); or

(ii)	awards, grants, options, instruments, agreements, arrangements (or similar) capable of vesting, exercise, conversion (or similar) into, or exchange (or similar) for, Shares (or any other share in the equity share capital of any Group Company), whether or not vested, exercised, converted, exchanged (or similar) for Shares (or any other share in the equity share capital of any Group Company);

8.2.3	the Option Shares shall be properly and validly issued and allotted and each shall be fully paid or credited as fully paid as at Closing;

8.2.4	the Technology Agreement is a true and accurate copy of the agreement, arrangement or understanding in place between the Group (on the one hand) and the Investor’s Group (on the other hand) regarding the Technology as at the date of this Agreement and, as at the date of this Agreement, there is no other agreement, arrangement or understanding (whether formal or informal) concerning the Technology (or any authorisation or commitment (conditional or otherwise) for any such agreement, arrangement or understanding) between any member of the Group (on the one hand) and the Investor’s Group (on the other hand);

8.2.5	there shall be no Encumbrances, and there shall be no agreement, arrangement or obligation to create an Encumbrance, on the Option Shares as at Closing and the Option Shares shall be issued together with all rights and advantages attaching to them as at Closing (including the right to receive all dividends or distributions declared, made or paid on or after Closing) and shall otherwise rank pari passu in all other respects and form one class with the Shares in issue on Closing; and

8.2.6	all consents required by the Company and/or the Investor for the issue and allotment of the Option Shares have been obtained or will be obtained by Closing.

8.3	Additional Warranties by the Company only

8.3.1	Any Warranty in Clause 8.3.2 qualified by the expression “so far as the Company is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of [***] and [***] at the time any relevant Warranty contained in Clause 8.3.2 is given (with no imputation of the knowledge of any other person). For the avoidance of doubt, any deemed actual knowledge of [***] and/or [***] for the purposes of any Warranty in Clause 8.3.2 qualified by the expression “so far as the Company is aware” or any similar expression shall not create any liability for such persons under the Warranties or this Agreement.

8.3.2	The Company warrants to the Optionholder that the following statements are each true and accurate as at the date of this Agreement and will be true and accurate as at any Option Notice Date and as at Closing as if they had been repeated at each Option Notice Date and at Closing:

(i)	neither the Company nor any of its Affiliates is considered a Sanctioned Party as at the date of this Agreement and none will be so considered at any time prior to Closing;

(ii)	each member of the Group has implemented and maintains risk-proportionate procedures designed to promote and achieve compliance with such Anti-Corruption Laws, Sanctions Laws and applicable anti-money laundering and counter-terrorism financing Laws;

(iii)	neither the Company nor any other member of the Group nor any of its or their respective directors, officers, employees nor, so far as the Company is aware, any former (or current) shareholder of the Company (other than the Optionholder) or any agents or contractors of any member of the Group, have directly or indirectly:

(a)	engaged in any activity or conduct that has resulted in a violation of any Anti-Corruption Laws, Sanctions Laws or applicable anti-money laundering and counter-terrorism financing Laws; and/or

(b)	improperly made or authorised any contribution, payment, promise of payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority in any jurisdiction in connection with the Project;

(iv)	no member of the Group nor any of their respective directors, officers, employees nor any former (or current) shareholder of the Company (other than the Optionholder) is or has been the subject of any investigation, inquiry or enforcement proceedings regarding any offence or alleged offence under Anti-Corruption Laws, Sanctions Laws or applicable anti-money laundering and counter-terrorism financing Laws in connection with the Project, and so far as the Company is aware, no such investigation, inquiry or proceedings have been threatened or are pending and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings;

(v)	so far as the Company is aware, the VDR contains reasonable details of all facts and circumstances existing, whether in respect of the current use, or proposed future exploitation of the Project or otherwise, that would reasonably be likely to affect the legality, validity, binding nature or enforceability of the Framework Agreement, the Special Mining Licence and/or the Prospecting Licences or otherwise materially affect the right of the Group to exploit the Project;

(vi)	each member of the Group and their respective directors, officers, employees and, so far as the Company is aware, any former (or current) shareholder of the Company (other than the Optionholder) acting on behalf (or as agent) of any member of the Group, in each case, have complied with applicable Anti-Corruption Laws, Sanctions Laws and applicable anti-money laundering and counter-terrorism financing Laws in connection with the negotiation, entry into, award and/or grant of the Framework Agreement, the Special Mining Licence and/or the Prospecting Licences;

(vii)	no investigation, inquiry or proceedings in connection with any Sanctions Laws or Anti-Corruption Laws have been threatened or are pending which, if successful, would affect the legality, validity, binding nature or enforceability of the Framework Agreement, the Special Mining Licence and/or the Prospecting Licences or otherwise limit, revoke, void, render unlawful, cancel, suspend or cause not to be renewed the Framework Agreement, the Special Mining Licence and/or the Prospecting Licences (as the context requires) and, so far as the Company is aware, there are no circumstances likely to give rise to any such investigation, inquiry or proceedings;

(viii)	save for the Legacy Entity SPA (as defined in the T1B Agreement) which has been disclosed in redacted form in the Box VDR (as defined in the T1B Agreement), any agreements entered into with the Optionholder, employee agreements/arrangements in the ordinary course of business on arm’s length terms and any shareholder loans provided by a shareholder of the Company (or any entity controlled by such shareholder), no member of the Group is party to any transaction, contract, arrangement or understanding or dealing with any current or former employee, director, shareholder or consultant of any member of the Group or any person connected with any such current or former persons, or in which any such current or former person is interested (whether directly or directly);

(ix)	so far as the Company is aware, no ‘politically exposed person’ nor any ‘family member’ or ‘known close associate’ of a politically exposed person (each as defined in regulation 35(12) of the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017) has, nor has had, any direct or indirect interest in, or business relationship with, any member of the Group or the Project;

(x)	as at the date of this Agreement, the confirmations given in the Compliance Confirmations dated the date of this Agreement are true and accurate and, so far as the Company is aware, there is no information that would result in the confirmations given in the Compliance Confirmations dated the date of this Agreement being untrue, inaccurate or misleading; and

(xi)	as at Closing, the confirmations given in the Compliance Confirmations dated as of the Closing Date are true and accurate and, so far as the Company is aware as at Closing, there will be no information that would result in the confirmations given in the Compliance Confirmations as of the Closing Date being untrue, inaccurate or misleading.

8.3.3	The Company shall not be liable for any Relevant Warranty Claim unless written notice of any such claim is given by the Optionholder to the Company by no later than the date that is eighteen (18) months following Closing.

8.3.4	The Optionholder shall not be entitled to recover from the Company under this Agreement more than once in respect of the same loss suffered.

8.4	Acknowledgements

Each party acknowledges and agrees that the Optionholder has entered into this Agreement in reliance upon the warranties of the Company and the Investor set forth in Clauses 8.1, 8.2 and/or 8.3 (and that the Company and the Investor have entered into this Agreement in reliance upon the warranties of the Optionholder set forth in Clause 8.1).

9	Confidentiality

9.1	Confidentiality

9.1.1	Subject to Clause 9.2 below, each party shall (and shall procure that its Affiliates and their respective directors, officers, employees, consultants, agents and professional advisers shall) treat as strictly confidential and not disclose (or otherwise announce) any Transaction Information.

9.1.2	Subject to Clause 9.2 below, no announcement, communication, circular, publication or similar in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of: (i) any member of the Group and/or the Investor’s Group without the prior written consent of the Optionholder; or (ii) any member of the Optionholder’s Group without the prior written consent of the Company.

9.2	Permitted disclosure

Clause 9.1 shall not prohibit disclosure or use of any information if and to the extent:

9.2.1	the disclosure or use is required by Law, any Governmental Authority or any stock exchange on which the shares of a party or its direct or indirect holding company are listed or in the process of being listed;

9.2.2	the disclosure or use is required to vest the full benefit of this Agreement in any party;

9.2.3	the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement;

9.2.4	the disclosure is made to professional advisers of any party or its Affiliates on a strictly need-to-know basis and on terms that such persons undertake to comply with the provisions of Clause 9.1 in respect of such information as if they were a party to this Agreement;

9.2.5	in respect of the DeSPAC Transaction or a potential listing of a party or its direct or indirect holding company only (and, for the avoidance of doubt, excluding any subsequent fundraising transactions or any other transaction), disclosure is required to bona fide potential investors and their professional advisers on a strictly need-to-know basis and on terms that such persons undertake to comply with the provisions of Clause 9.1 in respect of such information as if they were a party to this Agreement;

9.2.6	the disclosure is to any Tax Authority and is reasonably required for the efficient management of the Tax affairs of the disclosing party or any of its Affiliates;

9.2.7	the information is or becomes publicly available (other than by breach of this Agreement or any other obligation of confidence); or

9.2.8	each party has given prior written approval to the disclosure or use,

provided that the party concerned shall, where not prohibited by Law, promptly notify the other party (or parties) of such disclosure or use (including the timing and content thereof) and (other than in the case of Clauses 9.2.4 and/or 9.2.5) provide the other party (or parties) with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

9.3	Duration of confidentiality restrictions

The restrictions contained in Clause 9.1 shall continue to apply for a period of five (5) years from the date of this Agreement.

10	Duration and termination

10.1	Termination

Unless otherwise terminated by the Optionholder or the Company pursuant to Clause 7.5.2, this Agreement (other than the Surviving Clauses) shall terminate upon the earlier of:

10.1.1	the parties agreeing in writing to terminate it; or

10.1.2	the expiry of the Option Term (as may be automatically extended in accordance with the definition thereof and the definition of Expiry Date as contained in Clause 1.1 of this Agreement).

10.2	Effect of termination

Termination of this Agreement shall be without prejudice to any liability or obligation in respect of any matters, undertakings or conditions which shall not have been observed or performed by the relevant party prior to such termination.

10.3	Termination as regards the Investor

Notwithstanding Clause 10.1, this Agreement shall cease to have effect as regards any Investor who ceases to hold any Shares, save for the Surviving Clauses which shall continue in force after termination generally or in relation to any such Investor, and provided that the transferee of any such Investor’s Shares has entered into a Deed of Adherence.

11	Deed of Adherence

11.1	Restriction on Disposals

Notwithstanding any other provision of this Agreement, the Investor agrees that it shall not Dispose of any Shares unless:

11.1.1	it has first complied with the pre-emptive requirements of the Shareholders’ Agreement concerning transfers of Shares (as the case may be) by pre-emptively offering its Shares to the Optionholder;

11.1.2	the relevant Disposal is for the outright sale or transfer of full legal and beneficial interest in all of the Shares owned by the Investor (and not only part of the Shares owned by the Investor) such that at any time there shall be a maximum of one (1) shareholder of the Company (other than the Optionholder). For the avoidance of doubt, the Investor agrees that it shall not grant (or permit to be granted) any security (or other Encumbrance) in respect of any Shares owned by the Investor (or any member of the Investor’s Group); and

11.1.3	no Disposal shall be permitted (and no person shall be registered as the holder of any Shares) unless the transferee has first signed, executed and delivered a fully valid and binding Deed of Adherence.

11.2	Benefit of this Agreement

The benefit of this Agreement shall extend to any Investor who acquires Shares in accordance with this Agreement and who enters into a Deed of Adherence, but without prejudice to all accrued rights and liabilities of any person who was a party to this Agreement prior to the date of such Deed of Adherence.

12	Other provisions

12.1	Anti-Corruption Laws and Sanctions Laws

12.1.1	Each party shall, in connection with this Agreement and its activities contemplated hereunder:

(i)	comply with all Anti-Corruption Laws and applicable anti-money laundering and counter-terrorism financing laws; and

(ii)	not engage in any activity or conduct that is prohibited by, inconsistent with or is subject to penalty under Sanctions Laws.

12.1.2	Without limiting the generality of Clause 12.1.1, the Company undertakes to the Optionholder that it will not (and shall procure that each member of the Group and their respective directors, officers, employees and personnel will not) make, offer, receive, solicit or authorise any payment, gift, promise or other advantage, whether directly or through any other person or entity, to or for the use or benefit of any person, including a public official, for the purpose of improperly influencing any act or decision of such person or improperly inducing such person to use his or her or its influence to obtain or retain business or direct business to any person in violation of Anti-Corruption Laws nor make, offer or authorise any facilitation payment to a public official.

12.1.3	The Company and the Investor shall, and shall procure that each member of the Group shall, notify the Optionholder in writing as soon as reasonably possible if any member of the Group becomes aware of any matter, event or circumstance that constitutes, or is reasonably expected to constitute, a breach of an undertaking in Clause 12.1 and/or that results in any Warranty contained in Clause 8.3 being or proving to have been incorrect or misleading when made or which would result in any such Warranty being incorrect or misleading if it were to be repeated at any time between the date of this Agreement and Closing.

12.1.4	Nothing in this Agreement requires a party to take any action or refrain from taking any action where doing so would be prohibited by, inconsistent with or subject to penalty under any Anti-Corruption Laws, Sanctions Laws or applicable anti-money laundering or counter-terrorism financing laws.

12.2	Further assurances

Each of the parties shall, and shall use all reasonable endeavours to procure that any necessary third party shall, from time to time execute such documents and perform such acts and things as any of the parties may require to give such party the full benefit of this Agreement. Without prejudice to the generality of the foregoing, and following delivery of an Option Exercise Notice and until the Closing Date (or, if earlier, such time as the Option Exercise Notice has lapsed), the Investor undertakes to exercise, or where applicable, procure the exercise of, all votes (whether on a show of hands or a poll and whether in person or by proxy) in relation to the Shares in such manner as to enable the Transaction to be completed in accordance with the provisions of this Agreement.

12.3	Whole agreement

12.3.1	This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by Law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

12.3.2	Each of the parties acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

12.4	No assignment

12.4.1	Except as permitted by Clause 12.4.2, no party may, without the prior written consent of each of the other parties, assign, grant any security interest over, hold on trust, novate or otherwise transfer the whole or any part of this Agreement.

12.4.2	Subject to Clause 12.4.3, the Optionholder may, without the consent of any other party, assign, transfer or otherwise novate the whole or any part of this Agreement (including any rights or obligations hereunder) to any member of the Optionholder’s Group.

12.4.3	Any transferee shall not be entitled to receive under this Agreement any greater amount than that to which the transferring party would have been entitled.

12.5	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

12.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

12.7	Notices

12.7.1	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be in writing in English and delivered by:

(i)	hand;

(ii)	email;

(iii)	registered post; or

(iv)	courier using an internationally recognised courier company.

12.7.2	A Notice to the Optionholder shall be sent to such party at the following address, or such other person or address as the Optionholder may notify the other parties from time to time:

BHP Group Limited

Brookfield Place, Level 37, 125 St Georges Terrace, Perth, Western Australia, 6000, Australia

Email: [***] and [***] (in copy)

Attention: [***]

12.7.3	A Notice to the Company shall be sent to such party at the following address, or such other person or address as the Company may notify to the other parties from time to time:

Kabanga Nickel Limited

22 Chancery Lane, London WC2A 1LS, United Kingdom

Email: [***]

Attention: [***]

12.7.4	A Notice to the Investor shall be sent to such party at the following address, or such other person or address as the Investor may notify to the other parties from time to time:

Lifezone Limited

Commerce House, 1 Bowring Road, Ramsey, IM8 2LQ, Isle of Man

Email: [***] and [***]

Attention: [***] and [***]

12.7.5	A Notice to any other party to this Agreement, from time to time, shall be sent to such party at the address set out in that party’s Deed of Adherence or such other address as the party in question may notify to the other parties from time to time.

12.7.6	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	at the time of delivery if delivered by hand, registered post or courier; or

(ii)	at the time of sending if sent by email, provided that receipt shall not occur if the sender receives an automated message that the email has not been delivered to the recipient.

12.7.7	Email is not permitted for any Notice which: (i) terminates, gives notice to terminate or purports to terminate this Agreement; or (ii) notifies or purports to notify an actual or potential claim for breach of or under this Agreement.

12.8	Method of payment and set-off

12.8.1	Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition.

12.8.2	Any payments pursuant to this Agreement shall be effected in United States Dollars by crediting for same day value the account specified on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by electronic transfer to be effected) on or before the due date for payment (in any other case).

12.8.3	Payment of a sum in accordance with this Clause 12.8 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

12.9	VAT

All amounts expressed to be payable under this Agreement by one party (for the purposes of this Clause 12.9, the “Payer”) to the other party (for the purposes of this Clause 12.9, the “Payee”) which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, if VAT is or becomes chargeable on any supply made by the Payee to the Payer under this Agreement and the Payee is required to account to the relevant Tax Authority for the VAT, the Payee shall promptly provide an appropriate VAT invoice to the Payer and, following receipt of such invoice, the Payer must pay to the Payee (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT.

12.10	Interest

If a party defaults in the payment when due of any sum payable under this Agreement, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum equal to [***], with interest calculated daily and compounded on a monthly basis.

12.11	Costs

12.11.1	Except where this Agreement provides otherwise, each party shall pay all costs and expenses incurred by it in connection with the preparation, negotiation and entry into this Agreement or otherwise incurred in connection with the Transaction.

12.11.2	Each Party shall make all payments to be made by it under this Agreement without any deduction or withholding for or on account of Tax, save to the extent that such a deduction or withholding is required by Law.

12.12	Invalidity

12.12.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

12.12.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 12.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 12.12.1, not be affected.

12.13	Remedies and waivers

12.13.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall affect that right, power or remedy or operate as a waiver of it.

12.13.2	The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

12.13.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

12.13.4	Without prejudice to any other rights and remedies which any party may have, each party acknowledges and agrees that damages would not be an adequate remedy for any breach by any party of the provisions of this Agreement and any party shall be entitled to seek the remedies of injunction, specific performance and other equitable relief (and neither of the parties shall contest the appropriateness or availability thereof) for any threatened or actual breach of any such provision of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

12.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

12.15	Governing law and dispute resolution

12.15.1	This Agreement and the documents to be entered into pursuant to it and any non-contractual obligations arising out of or in connection with this Agreement and such documents, save as expressly referred to therein, shall be governed by and construed in accordance with English Law. Each of the parties irrevocably submits to the non-exclusive jurisdiction of the English courts to support and assist the arbitration process pursuant to Clause 12.15.2, including, if necessary, the grant of interlocutory relief pending the outcome of that process.

12.15.2	Any dispute arising out of or connected with this Agreement, including a dispute as to the existence, validity or termination of this Agreement, or this Clause 12.15 or any non-contractual obligation arising out of or in connection with this Agreement shall be resolved by arbitration in London conducted in English by three (3) arbitrators pursuant to the rules of the London Court of International Arbitration (“LCIA”). The appointing body shall be the LCIA.

12.15.3	In the event of a declared public health emergency by either the World Health Organisation (the “WHO”) or a national Governmental Authority, as a consequence of which it is inadvisable or prohibited for the parties and/or their legal representatives to travel to or attend any hearing ordered by the arbitrator, the following shall apply:

(i)	any such hearing shall be held via video or telephone conference upon the order of the arbitrator;

(ii)	the parties agree that no objection shall be taken to the decision, order or award of the arbitrator following any such hearing on the basis that the hearing was held by video or telephone conference; and

(iii)	in exceptional circumstances only, the arbitrator shall have the discretion to order that a hearing shall be held in person, but only after full and thorough consideration of the prevailing guidance of the WHO and any relevant travel or social distancing restrictions or guidelines affecting the parties and/or their legal representatives and the implementation of appropriate mitigation.

IN WITNESS WHEREOF this Deed has been executed as a deed and has been delivered on the date stated at the beginning.

SIGNED as a DEED by BHP BILLITON (UK) DDS LIMITED acting by two authorised signatories:

Witness’s signature

Name:

Address:

Occupation:

/s/ [***]

Director

/s/ [***]

Director

SIGNED as a DEED by KABANGA NICKEL LIMITED acting by an authorised signatory in the presence of:	/s/ [***]
/s/ [***]

Witness’s signature

Name: [***]

Address: [***]

Occupation: [***]

SIGNED as a DEED by LIFEZONE LIMITED acting by an authorised signatory in the presence of:
/s/ [***]

Witness’s signature

Name: [***]

Address: [***]

Occupation: [***]

8 February 2023

Kabanga Nickel Limited

22 Chancery Lane

London WC2A 1LS

United Kingdom

Attention: [***]

Lifezone Limited

Commerce House

1 Bowring Road

Ramsey, IM8 2LQ

Isle of Man

Attention: [***] and [***]

By email

Dear [***] and [***],

Re: Amendment of Investment Option Agreement

Background

We refer to the Investment Option Agreement between the Optionholder, the Company and Lifezone dated 14 October 2022 as may be amended, novated, supplemented, modified or restated from time to time (the “Agreement”) and recent discussions between us concerning (among other things) the waiver of closing conditions to a certain subscription agreement dated 14 October 2022 between the Company and the Optionholder.

Capitalised terms used but not defined in this letter deed (this “letter”) shall have the meaning given to them in the Agreement. In this letter, references to a “Clause” are to a clause of the Agreement.

Amendment of the Agreement

1) Clause 1.1 is amended to insert the following new definition:

““Free Carry Removal Date” means the date on which the articles of association and share capital structure of all members of the Group (other than Tembo) that include free carried interest rights in favour of the Government of Tanzania are amended to remove such free carried interest rights;”

2) The definition of “Option Trigger Countdown Date” in Clause 1.1 is deleted and replaced with the following:

““Option Trigger Countdown Date” means the later of:

(i) the Free Carry Removal Date;

(ii) the DFS Effective Delivery Date; and

(iii) the JFM Finalisation Date;”

3) A new Clause 1.16 is inserted as follows:

“1.16 Date of this Agreement

Except where the context requires otherwise, references in this Agreement to “the date of this Agreement”, the “date hereof“, “signing of this Agreement” (or similar expressions) shall be construed as references to the date on which the Agreement was first entered into and provided further that the reference to the “date hereof” in Clause 12.3 shall be to the date that this Agreement was most recently amended and the reference to “date hereof” in Clause 6.6.6 (as inserted by this letter) shall be to the date of this letter.”

4) A new Clause 6.6.6 is inserted as follows:

“The Company and Lifezone shall use all reasonable endeavours to procure that the articles of association and share capital structure of all members of the Group (other than Tembo) that include free carried interest rights in favour of the Government of Tanzania are amended to remove such free carried interest rights as soon as reasonably practicable following the date hereof and prior to Closing.”

Save as amended above, the Agreement shall remain in full force and effect.

Other provisions

The provisions of Clauses 1.2 (Singular, plural, gender) to 1.15 (Headings) inclusive, 12.4 (No Assignment) to 12.7 (Notices) inclusive and 12.12 (Invalidity) to 12.15 (Governing law and dispute resolution) of the Agreement are incorporated into this letter as though they formed part of it (and as if references in such Clauses to “this Agreement” were references to “this letter”).

The amendment of the Agreement pursuant this letter shall not affect any accrued rights and obligations under the Agreement, nor does this letter operate as a waiver of any breach of any obligations under the Agreement or any right or remedy of any party under the Agreement.

This letter shall be read and construed as one with the Agreement so that all references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this letter. This letter may be executed in counterparts, all of which together will constitute one instrument.

Please acknowledge receipt of this letter and confirm your agreement to the terms set out herein by signing and returning the enclosed counterpart via email.

Yours sincerely,

Signed as a deed by BHP BILLITON (UK) DDS LIMITED acting by two authorised signatories:

/s/ [***]
Signature of Director

/s/ [***]
Signature of Director

Accepted and agreed:

Signed as a deed by KABANGA NICKEL LIMITED acting by an authorised signatory in the presence of:

/s/ [***]

Signature of Director

/s/ [***]
Signature of Witness

Name: [***]
Occupation: [***]
Address: [***]

Signed as a deed by LIFEZONE LIMITED acting by an authorised signatory in the presence of:

/s/ [***]
Signature of Director

/s/ [***]
Signature of Witness

Name: [***]
Occupation: [***]
Address: [***]